FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer Pursuant to Rule 13a - 16 or 15d - 16
under the Securities Exchange Act of 1934

For the month of March 2009

000-29880
(Commission File Number)

Virginia Mines Inc.

200-116 St-Pierre,
Quebec City, QC, Canada G1K 4A7
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F   Form 40-F X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): __X__

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [ ] No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Virginia Mines Inc.
(Registrant)

Date: 3/20/2009

By: *Amélie Laliberté*
Name:Amélie Laliberté
Title: Manager Investor Relations

Exhibits 1
Rapport technique et Recommandations, Rapport 43-101 Programme de Reconnaissance Projet Ashuanipi MINES VIRGINIA INC. Novembre 2008

Prepared by;: Jérôme Lavoie, B.Sc., Ing. Stag.., Louis Grenier, B.Sc., Géo. Paul Archer, M.Sc. Ing.

8 paper copies.

Exhibits 2
English summay : THE ASHUANIPI PROPERTY, Summary Report, December 2008 (1 copy)

000-29880
Commission File Number

ITEM 1 – PAGE TITRE

Rapport technique et Recommandations
Rapport 43-101
Programme de Reconnaissance
Projet Ashuanipi

MINES VIRGINIA INC.
Novembre 2008

Préparé par :

Jérôme Lavoie, B.Sc., Ing. Stag.
Chargé de projet
Mines Virginia Inc.,

Louis Grenier, B.Sc., Géo.
Chargé de projet
Mines Virginia Inc.

Et

Paul Archer, M.Sc. Ing.
Vice Président, Exploration
Mines Virginia Inc.

ITEM 2 – TABLE DES MATIÈRES

LISTE DES TABLEAUX

LISTE DES FIGURES

LISTE DES APPENDICES

ITEM 3 - RÉSUMÉ

La propriété Ashuanipi est située dans la municipalité de la Baie James et est détenue à 100% par Mines Virginia Inc. Le complexe d'Ashuanipi est constitué de paragneiss, d'orthogneiss, de granitoïde à orthopyroxène (diatexite) ainsi que de plutons de tonalite, de granodiorite, de granite, de diorite et de syénite (Eade, 1966 ; Stevenson, 1964 ; Fahrig, 1967 ; Lapointe, 1989 ; Percival, 1993 ; Chevé et Brouillette, 1995 ; James, 1997). Il comprend localement des formations de fer et des lambeaux de ceintures de roches volcano-sédimentaires métamorphisées (gneiss mafiques à intermédiaires intercalés avec des paragneiss). Le complexe d'Ashuanipi pourrait être l'équivalent métamorphique des ceintures sédimentaires (sous-provinces de Quetico, Percival et *al.*, 1992) et volcano-sédimentaires de la partie centrale du Supérieur (Leclair *al.*, 1998).

Plus localement sur la propriété, la géologie observée se compose généralement de roches métavolcaniques mafiques à intermédiaires (amphibolites, basaltes amphibolitiques et méta-andésites) intercalés de paragneiss, de volcaniques felsiques et de formation de fer à faciès silicaté, oxydé et sulfuré. Des orthogneiss felsiques à intermédiaires sont également associés aux ceintures de roches volcano-sédimentaires. Les roches supracrustales sont recoupées localement par des intrusions tardives de composition felsiques (granitique à tonalitique).

Dans la partie nord de la propriété, une bande de paragneiss felsique à sillimanite est observée (E_{max} = 3km). La campagne de terrain 2007 avait permis de cibler dans la bande de gneiss felsique à sillimanite une unité similaire en composition et en texture à la roche encaissante associée aux lentilles de sulfures massifs observées sur le projet Coulon (Mines Virginia Inc. et Breakwater Ltd). L'unité en question est un gneiss felsique à porphyroblastes de sillimanite centimétriques et interprété comme étant une unité volcano-sédimentaire tuffacée. Sur le bloc sud de la propriété, des roches ultramafiques métamorphisées sont observées dans la partie sud-ouest.

Les travaux de terrain 2008 ont permis de mettre à jour une zone minéralisée fortement anomale en Zn-Cu±Au±Ag de 2-3 mètres de largeur et suivie sur 900 mètres latéralement sur la partie sud de la propriété (Indice Eagle). Des valeurs allant jusqu'à **3.92% Cu, 8.94% Zn, 4.86 g/t Au et 14.30 g/t Ag** en échantillon choisi et des valeurs en cannelure allant jusqu'à **1.30% Zn sur 2.0 mètres, 0.36% Cu sur 3.0 mètres et 3.78 g/t Au sur 1.0 mètre** ont été obtenues. De plus, plusieurs échantillons choisis ainsi que des blocs erratiques ont retourné des valeurs significatives en Au-Ag-Cu-Zn-Pb **(jusqu'à 7.64 g/t Au, 761 g/t Ag, 14.10% Cu, 4.14% Zn et 2.92% Pb)**.

ITEM 4 - INTRODUCTION

Le présent rapport technique fait état de la campagne des travaux de terrain s'étant déroulée en juin, juillet, août et septembre 2008. La propriété comprend trois (3) blocs de claims et se retrouve au sein des feuillets topographiques SNRC 23F/5, 23F/11, 23F/12, 23F/13, 23F/14, 23F/15, 23K/03 et 23K/04. Les objectifs de la campagne étaient, dans un premier temps, de vérifier au sol les anomalies électro-magnétiques obtenues par un levé héliporté et effectué par Géotech Ltd. au printemps 2008. La vérification des anomalies a été faite à l'aide d'un appareil géophysique de type BeepMat 4M+. Dans un deuxième temps, une prospection au sol systématique a été effectuée pour trouver la ou les sources des blocs erratiques et minéralisés en Zn-Cu±Au±Ag mis à jour lors de la campagne de terrain 2007 (Figure 2). Les cibles ont également été définies par la présence de roches favorables supracrustales à l'échelle régionale (Figure 2). Ces objectifs ont pu être réalisés par l'entremise d'une prospection terrestre et d'un échantillonnage quasi-systématique des lithologies observées sur le terrain. Le rapport décrit les travaux effectués et présente les résultats obtenus.

La campagne s'est déroulée du 2 juin au 1 septembre 2008. Les travaux ont été effectués par l'ingénieur géologue stagiaire Jérôme Lavoie, le géologue Louis Grenier, les étudiants en géologie Guillaume Lefrançois, Hugues Guérin-Tremblay, Jacinthe Légaré-Laganière, Jean-François Boivin, Philippe Morin et Tonny Girard ainsi que les techniciens Alexandre Hamel-Stronikowski, Mario Bolduc et Martin Gagnon (Mines Virginia Inc.).

ITEM 5 – AUTEURS

Le co-auteur Jérôme Lavoie, ingénieur géologue stagiaire avec un B.Sc en Génie Géologique et le co-auteur Louis Grenier, géologue avec un B.Sc. en Géologie ont supervisé le projet et les travaux de terrain conduits par Mines Virginia Inc. pour le projet Ashuanipi et sont chargés de projet chez Mines Virginia Inc. Le co-auteur Paul Archer est ingénieur géologue avec M. Sc.A en Sciences de la Terre et vice-président exploration chez Virginia.

ITEM 6 – DESCRIPTION ET EMPLACEMENT DU TERRAIN

Le projet Ashuanipi est situé dans la partie sud du réservoir Caniapiscau, à environ 180 km au nord-ouest de la ville minière de Fermont (Figure 1). La propriété comporte 1339 claims couvrant une superficie de 682 km^2 (Figure 3). Les coordonnées des cartes couvertes par la propriété sont (point central) :

Latitude:	53°41' Nord
Longitude:	-69°30' Ouest
SNRC:	23F/5, 23F/11, 23F/12, 23F/13, 23F/14, 23F/15, 23K/03 et 23K/04
UTM zone:	19 (nad27)
NTS:	465 360 mE
	5 948 200 mN

La liste des claims est présentée en annexe 1.

ITEM 7 – ACCESSIBILITÉ, CLIMAT, RESSOURCES LOCALES, INFRASTRUCTURES ET GÉOGRAPHIE PHYSIQUE

Les opérations ont été menées à partir du campement Ashuanipi appartenant à Mines Virginia Inc. L'entrée du matériel d'exploration, de l'essence et de la nourriture s'est faite par route à partir de la Trans-Taïga, jusqu'aux installations d'Hydro-Québec de Brisay et ensuite par le route gravelée saisonnière desservant les digues au sud-ouest du réservoir Caniapiscau jusqu'au campement. La propriété est située à une distance variant entre 20 et 70 kilomètres du campement et est accessible par voie des airs (avion et/ou hélicoptère). Le déplacement des équipes sur le terrain a été effectué par un hélicoptère Astar BA+ opéré par la compagnie Hélicoptères Canadien Inc.

Le terrain est composé en majorité de tourbières avec quelques hauts topographiques arrondis. Le couvert végétal est représenté généralement par des conifères en altitude et une végétation de tourbière dans les vallées. Le réseau hydrographique est bien développé avec des secteurs substantiels occupés par des lacs et rivières. Une partie du réseau hydrographique fut modifiée par l'homme (Réservoir Caniapiscau). Le réservoir Caniapiscau s'étend au nord du secteur.

ITEM 8 – HISTORIQUE

Le tableau 1 résume les travaux d'explorations et scientifiques réalisés dans le secteur du projet Ashuanipi durant les dernières années.

Tableau 1. Sommaire des travaux antérieurs réalisés dans le secteur du projet Ashuanipi

Mines Virginia Inc. (2007) Rapport technique et Recommandations, Programme de Reconnaissance Projet Ashuanipi, 2007. Lavoie, J. et Archer, P. (GM-63274).
GEOTOP (1998) Géochronologie U-Pb du projet Moyen-Nord, Phase II, 1998. Parent, M. (GM-59904).
MRN (1998) Géologie de la région du lac Bermen (23F), 1998. Leclair, A., Lamothe, D., Choinière, J. et Parent, M. (RG 97-11).
Mines d'Or Virginia Inc. (1997) Rapport des travaux d'échantillonnage d'horizons B, propriété Lac Bernard, 1997. Caron, S., Cloutier, M.A. (GM 55476).
Chemex Labs Ltd. (1997) Summary of Exploration Activities in the South East Opiscoteo Lake Area, 1997. Clark, J.G. and Tremblay, M. (GM 57065).
Clearcrop Corporation (1997) Rapport géologique et géochimique sur le permis d'exploration 0001124, 1997. Mersereau, T.G., Northeast Exploration Services Ltd. (GM-54662).

Chimitec Ltée (1997)

Rapport de prospection, Projet Lac Gamart, 1997. Laberge, P.P. (GM 57067).

Mines d'Or Virginia Inc. (1996)

Rapport des travaux 1996, Propriétés Lac Bernard, Lac Mercator, Lac Opiscotéo, Lac Goupil, 1996. Huot, F. (GM 54422).

MRN (1996)

Perspectives sur la structure et le potentiel minérales des roches archéennes du sud-est de la province du Supérieur, 1996. Leclairc, A., Lamothe, D., Choinnière, J., Dion D.J. (PRO 96-05).

MRN (1995)

Cibles d'exploration géochimiques dans le moyen-nord québécois, secteur Caniapiscau-Ashuanipi, 1995. Choinière, J., Lamothe, D., Clark, T. (PRO 05-05).

MRN (1989)

Géochimie des sédiments de lac, région de Fermont, 1989. Beaumier, M. (MB 89-33).

SDBJ (1976)

Geological Report, Uranium Project, 1976. Potvin, J.C., Macfarlane, R.L. (GM 57778).

ITEM 9 – CONTEXTE GÉOLOGIQUE

Le secteur se situe dans la province archéenne du Supérieur (Figure 1). Les roches archéennes appartiennent au complexe métamorphique-plutonique d'Ashuanipi qui se trouve dans le prolongement des ceintures métasédimentaires de l'Opinaca et de La Grande, respectivement (Leclair et *al.*, 1998).

9.1 – Géologie régionale

La sous province d'Ashuanipi ou complexe d'Ashuanipi se compose en majeure partie de diatexie (2,68-2,66 Ga) formée de granodiorite avec localement des enclaves migmatitiques de paragneiss et de formation de fer (Percival et *al.*, 1992 ; Moritz et Chevé, 1992). Elle comprend aussi des horizons de paragneiss (3,3-2,7 Ga, Percival et *al.*, 1992) injectés de plutons et filon-couches de tonalite ou de syénite, syénite à néphéline ou de monzonite. Ces trois derniers sont injectés plus tardivement (2,67-2,62 Ga, Percival et *al.*, 1992).

Le secteur prospecté se retrouve en majorité dans la division lithotectonique du domaine de Caniapiscau (Figure 2) telle que délimitée par Leclair et *al.* (1998). Le degré de métamorphisme régional est généralement moins élevé dans ce domaine que dans le complexe d'Ashuanipi. Il est caractérisé par la présence de séquences métavolcaniques bimodales et de roches plutoniques, des unités de paragneiss, de paragneiss à alumino-silicates, des formations de fer (silicatée, oxydée et sulfurée) ainsi qu'une série d'intrusions post-tectoniques associées à des anomalies magnétiques de forte intensité (Leclair et *al.*, 1998). Ce domaine se distingue du Complexe d'Ashuanipi par son caractère volcano-sédimentaire et plutonique et son métamorphisme régional au faciès des amphibolites.

On observe dans le domaine de Caniapiscau le Groupe de Raynouard (basalte amphibolitique injecté localement de sill de composition gabbroïque= Ara1, des volcaniques felsiques et paragneiss = Ara2), la suite de Marquiset (intrusion possiblement associées aux épanchements volcaniques ; Leclair et *al.*, 1998) et des roches intrusives tardi- à post-tectoniques (batholite de Delmothe, Suite de Viau, Pluton de Vignal et Essaim de Preissac). Les lithologies observées dans la Suite de Marquiset sont la diorite, la diorite quartzifère (Amar1), la tonalite (Amar2) et le monzogranite (Amar3)[1].

9.2 – Structure

La partie sud du complexe d'Ashuanipi a une orientation structurale et aéromagnétique à prédominance E-O, tandis que sa partie Nord est orientée NO-SE (Percival, 1993 ; Leclair et *al.*, 1997). Les structures S_0 sont préservées localement et visibles par des laves en coussins dans les séquences méta-volcaniques et/ou par le rubanement dans les formations de fer. La structure planaire principale est représentée par une foliation minérale, une schistosité planaire et/ou une gneissosité et un litage migmatique (Leclair et *al.*, 1998). D'autres déformations sont également observées et représentées par du plissement, des linéations minérales, la zone de déformation ductile de Guichen et finalement une déformation cassante tardive manifestée par la présence de failles et fractures.

9.3 – Géochronologie

Plusieurs datations sur des zircons ont été effectuées sur différentes lithologies de la région. Une rhyolite encaissée dans des basaltes coussinés a été datée. L'échantillon provient de la ceinture de roches métavolcaniques bimodales de Raynouard, située dans le domaine de Caniapiscau. Les zircons tirés de l'échantillon ont un âge de 2702±5 Ma, ce qui représente la mise en place de la rhyolite (Leclair et *al.*, 1998). Les âges obtenus de ces roches volcaniques permettent de conclure que le volcanisme bimodal est contemporain avec des évènements qui se sont produits dans la sous-province de La Grande.

9.4 – Géologie Économique

La sous-province d'Ashuanipi présente un bon potentiel pour 1) des minéralisations aurifères dans les formations de fer métamorphisées archéennes de type Algoma (Choinière *et al.*, 1995). Plusieurs indices sont aujourd'hui connus (Moritz et Chevé, 1992 ; Chevé, 1991). Les minéralisations sont de type silicate-ferrifère-pyrrhotite ou de type magnétite. Leur présence est signalée par une anomalie géochimique régionale en arsenic dans les sédiments de lac (Beaumier, 1987; Bélanger, 1987). 2) Les minéralisations en métaux de bases associées à des roches volcaniques de type SMV et qui sont

[1] La géologie décrite correspond au rapport géologique RG 97-11 et qui est reproduit partiellement à la figure 2 de ce présent rapport.

répertoriées dans la ceinture archéenne de Coulon (Projet Coulon ; Mines Virginia Inc.). De plus, le domaine de Caniapiscau pourrait receler un potentiel minéral intéressant en raison de l'extension possible vers l'est des ensembles géologiques de la région de La Grande Rivière qui présentent divers types de minéralisation en métaux usuels et précieux (Chartrand et Gauthier, 1995).

9.4 – Géologie Locale

La ceinture de Raynouard (Bloc Sud, Figure 2) s'étend sur 50 kilomètres de longueur par 3-20 kilomètres de largeur et est orientée NE-SO. La principale lithologie observée est un basalte amphibolitique à hornblende-plagioclase-pyroxène±grenat±biotite±carbonates. La ceinture est intercalée de bandes décamétriques à hectométriques de paragneiss felsiques à quartz-plagioclase-biotite, de volcaniques felsiques à quartz-plagioclase±biotite±muscovite, de volcaniques intermédiaires (andésites) à plagioclase-amphibole±biotite±quartz, de formations de fer à faciès silicaté (quartz-amphibole-grenat-plagioclase-biotite±graphite±pyrrhotite±pyrite±chalcopyrite) et à faciès oxydé (quartz-magnétite±amphibole±grenat±sulfures) et de roches ultramafiques métamorphisées (basaltes komatiitiques) à hornblende-pyroxène-trémolite-magnétite±serpentine± muscovite±talc (Figure 20a). Localement, des structures S_0 sont visibles par des laves en coussins (Figure 20b) ou du litage dans les formations de fer. La structure principale est représentée par une foliation minérale ou une schistosité planaire et orientée NE-SO avec des pendages vers le sud-est.

La ceinture sur le bloc Nord (Figure 2) s'étend sur 30 kilomètres de longueur par 2-7 kilomètres de largeur et est orientée Est-Ouest. Les trois principales lithologies rencontrées sont (1) des paragneiss felsiques à quartz-plagioclase-biotite±hornblende±muscovite±grenat±graphite, (2) des paragneiss felsiques porphyroblastiques à quartz-plagioclase-biotite-sillimanite±grenat±amphibole±muscovite (les porphyroblastes sont matérialisés par la sillimanite et localement par les grenats) et (3) des amphibolites et/ou basaltes amphibolitiques à hornblende-plagioclase-pyroxène±biotite±grenat. La ceinture est intercalée de bandes décamétriques de gneiss felsiques porphyroblastiques (centimétrique) à quartz-plagioclase-biotite-sillimanite±grenat±andalousite±muscovite, de formations de fer à faciès silicaté (quartz-amphibole-grenat-plagioclase-biotite±graphite±pyrrhotite±pyrite± chalcopyrite), à faciès sulfurée (pyrite-pyrrhotite-quartz-plagioclase) et à faciès oxydé (magnétite-pyrite-quartz) et de cherts graphiteux à quartz-graphite-biotite±sulfures. L'unité felsique à porphyroblastes centimétriques d'aluminosilicates est interprétée comme étant une unité volcano-sédimentaire tuffacée. Localement, des structures S_0 sont visibles par le litage dans les formations de fer. La structure principale est représentée par une foliation minérale ou une schistosité planaire et orientée E-O dans la partie ouest et devient N-S dans la partie est.

ITEM 10 – TYPES DE GÎTES MINÉRAUX

Cette partie ne s'applique pas pour ce rapport.

ITEM 11 – MINÉRALISATION

La prospection terrestre a permis de mettre à jour l'indice Eagle. Cette zone est minéralisée en Cu-Zn-Au±Ag (Figures 16 et 17). La zone a une longueur extrapolée de 900 mètres par 1-3 mètres de largeur (Figure 16). Cette zone correspond à une série d'anomalies géophysiques VTEM orientées NE-SO.

Les premières observations indiquent que la minéralisation en Zn-Cu-Au et les roches métasomatiques avec une altération siliceuse et magnésienne sont encaissées dans des orthogneiss intermédiaires à mafiques et/ou dans des roches ultramafiques métamorphisées. Des dykes felsiques à yeux de quartz bien préservés et des horizons décamétriques d'orthogneiss felsiques (rhyolites) sont observés localement et en association spatiale avec la minéralisation. Les basaltes komatiitiques pourraient représentées des coulées et/ou des sills situés à la base des coulées bimodales. La zone Eagle pourrait s'apparenter à des minéralisations de type SMV à Cu-Zn±Au±Ag associées à des roches volcaniques bimodales. De plus, des intrusifs intermédiaires localisés plus au nord de l'indice Eagle montrent une minéralisation en Au±Cu±Ag. Ces intrusifs pourraient être directement associés à la zone minéralisée Eagle.

ITEM 12 – TRAVAUX D'EXPLORATION

Cette section décrit les travaux effectués sur les 3 blocs de claims de la propriété Ashuanipi durant la campagne de reconnaissance 2008 (Figure 3). Les cibles ont été définies sur la présence d'anomalies géochimiques de fonds de lacs (SDBJ, 1978), d'anomalies géophysiques suite au levé électromagnétique aéroporté (Mines Virginia Inc., 2008), la géologie favorable cartographiée par Leclair et *al.*, 1998 ainsi que les résultats obtenus lors de la campagne d'exploration menée en 2007 (Lavoie et Archer, 2008). Au total, 483 jours/ homme ont été nécessaires pour la campagne.

Au total, 1116 affleurements et 292 blocs erratiques ont été décrits (Figures 6 à 12) desquels 857 échantillons furent analysés (Figures 13 à 16). Sur les 857 échantillons, 292 proviennent de blocs erratiques et 149 proviennent des échantillons en rainures (Figure 16) collectés dans les tranchées. Pour supporter les descriptions de terrain et les analyses, 626 mesures structurales ont été prises sur les affleurements étudiés (Figures 4 et 5).

Le lecteur peut se référer aux tableaux 2 (Sommaire des valeurs obtenues ; échantillon choisi) et 3 (Sommaire des valeurs obtenues ; échantillon en rainure) ainsi qu'à l'appendice 2 pour la description des affleurements, à l'appendice 3 pour la description des blocs erratiques, à l'appendice 4 pour le tableau descriptif des structures, à l'appendice 5 pour la liste des abréviations utilisées pour la description géologique et à l'appendice 6 pour les certificats d'analyses.

12.1 – Secteur de l'indice Eagle (Figures 16 et 17)

Suite à la découverte de roches métasomatiques à quartz-trémolite-muscovite-phlogopite-anthophyllite (Figure 21), le secteur de l'indice Eagle a fait l'objet de travaux de décapage ainsi qu'une prospection systématique au sol. L'objectif des travaux était de trouver les extensions latérales de la zone minéralisée de l'indice Eagle et d'expliquer les anomalies VTEM détectées par le levé magnétique et électromagnétique héliporté.

Géologiquement, le secteur est dominé par la séquence volcano-sédimentaire de la ceinture de Raynouard (basaltes amphibolitiques, paragneiss et formations de fer). Le corridor minéralisé est orienté NE-SO et s'étend sur environ sur 6 kilomètres. L'indice Eagle est encaissé dans une bande d'épaisseur plurimétrique de roche altérée en minéraux magnésiens (trémolite-phlogopite±anthophyllite±séricite±muscovite) et en quartz. Les zones altérées sont associées spatialement à un horizon de roche ultramafique décamétrique (basalte komatiitique). De part et d'autre de l'horizon altéré, des niveaux de formations de fer boudinés (silicaté, oxydé et sulfuré) sont observés. Cette section est consacrée, dans un premier temps, à la description des échantillons choisis et dans un deuxième temps aux résultats obtenus en rainure suite à la campagne de décapage.

12.1.1 - Échantillon choisi

Un des meilleurs résultats provenant d'un échantillon choisi de l'indice Eagle (**#152716**; Figure 22a) a retourné des valeurs de **0.15% Cu, 8.94% Zn, 0.73 g/t Au et 7.60 g/t Ag**. La lithologie décrite est une roche métasomatique avec sulfures semi-massifs. La gangue est composée de plagioclase-hornblende-anthophyllite-quartz-pyroxène et contenant 25% pyrrhotite, 8% sphalérite, 6% pyrite et 3% chalcopyrite. L'altération magnésienne est définie par la présence de 3% d'anthophyllite et la minéralisation s'observe sous forme semi-massive ou en stringers millimétriques et parallèles à la schistosité. Dans le même secteur, d'autres échantillons (**#192777 et 192779**) ont retourné des valeurs allant jusqu'à **0.76% Cu, 3.12% Zn, 0.30 g/t Au et 7.60 g/t Ag**. La lithologie est similaire au premier échantillon décrit. Une deuxième concentration d'échantillons minéralisés (**#192724, 192725 192728 et 192778**), situés au nord-ouest, confirme la continuité de l'enveloppe minéralisée de l'indice Eagle sur une distance d'environ 200 mètres. Cette extension a retourné des valeurs allant jusqu'à **3.92% Cu, 0.56% Zn 0.62 g/t Au et 14.30 g/t Ag**. La lithologie décrite est une roche métasomatique composée de quartz-plagioclase-trémolite-sulfures-séricite-anthophyllite (Figure 22b). L'altération varie de 20-40% quartz et 10-20% trémolite-séricite-anthophyllite. La minéralisation observée se compose de 15-30% pyrrhotite, Tr-5% chalcopyrite, Tr-2% pyrite et des traces de galène.

À 500 mètres au sud-ouest de l'indice Eagle, un échantillon (**#192720**) a retourné des valeurs de **4.86 g/t Au**. La lithologie décrite est un paragneiss faiblement silicifié composé de quartz-plagioclase-biotite-magnétite-hornblende et contenant 1-2% pyrrhotite disséminée. Un deuxième échantillon (**#192720**) a été prélevé au même endroit et a confirmé les valeurs du premier en retournant une valeur de **4.58 g/t Au**.

Dans l'extrémité sud-ouest de l'horizon favorable, à 3.5 kilomètres de l'indice Eagle, un échantillon (**#192759**) prélevé a retournée une valeur de **0.88 g/t Au**. La lithologie décrite est un paragneiss silicifié, composé de quartz-biotite-amphibole et altéré en silice (50% de la roche encaissante). La minéralisation observée est de 10% pyrrhotite.

À 800 mètres au sud-ouest de l'indice Eagle, un échantillon (**#192771**) a retourné des valeurs de **0.22 g/t Au et 0.54% Zn**. La lithologie décrite est une formation de fer silicatée composée de quartz-amphibole-plagioclase-biotite et contenant 7% pyrrhotite, 1% pyrite et des traces de chalcopyrite. Au même endroit, un échantillon (**#192811**) prélevé dans un métasédiment a retourné une valeur de **0.93 g/t Au**. Le paragneiss silicifié est composé de plagioclase-quartz-pyroxène-honrblende-biotite-phlogopite et contient 1% de pyrite.

À 2.2 kilomètres au sud-ouest de l'indice Eagle, un échantillon (**#193148**) a retourné une valeur de **6.29 g/t Au**. La lithologie décrite est une amphibolite basaltique composée de hornblende-pyroxène-plagioclase-quartz-biotite et contenant 1% pyrrhotite et des traces de chalcopyrite. Dans la même lithologie, à 250m au sud-ouest de l'échantillon **#193148**, un autre échantillon (**#193149**) a retourné des valeurs de **0.65% Cu, 3.05 g/t Au et 9.50 g/t Ag**. Cette fois, la minéralisation observée est de 7% pyrrhotite, 1% chalcopyrite et des traces de pyrite.

En plus des nombreux affleurements anomaux, deux blocs erratiques ont retourné des valeurs en Au-Cu-Zn. Le premier échantillon (**#152972**) a retourné des valeurs de **0.77% Cu et 0.33% Zn**. Le bloc provient d'une exhalite composée de quartz-biotite-plagioclase avec 20% pyrrhotite, 4% pyrite, 2% chalcopyrite et 1% sphalérite. L'altération siliceuse affecte 20% de la roche. Le bloc a une dimension de 50 x 50 x 80 centimètres et est sub-anguleux. Le deuxième bloc erratique du secteur (**#192763**) a retourné une valeur de **0.89 g/t Au.** Il provient d'une amphibolite basaltique composée d'amphibole-plagioclase-biotite et contenant 10% pyrrhotite, 2% pyrite et des traces de chalcopyrite. Les blocs découverts ont une source très proximale s'appuyant sur la présence de nombreux indices en amont glaciaire et de la similitude des lithologies observées en affleurement.

12.1.2 – Décapage et rainure

Au total, 18 tranchées d'environ 2 mètres de largeur et d'une longueur variant de 5-25 mètres ont été creusées dans le secteur de l'indice Eagle à l'aide d'une petite rétrocaveuse mécanisée. Des tranchées, 17 rainures ont été effectuées au moyen d'une scie à béton munie d'une lame aux diamants afin de produire des échantillons systématiques d'une longueur habituelle d'un (1) mètre.

Les résultats obtenus sur l'indice Eagle (TR-AH-08-02) sont de **0.36% Cu, 0.25 g/t Au et 2.70 g/t Ag / 3 mètres.** La lithologie observée est une roche métasomatique variant de sulfures semi-massifs à disséminées et composée de quartz-plagioclase-trémolite-Mg_chlorite-phlogopite. La minéralisation décrite est 2-30% pyrrhotite, Tr-2% chalcopyrite, Tr-1% pyrite et traces de sphalérite. Les sulfures s'observent principalement en stringers millimétriques et en amas millimétriques à centimétriques. Les extensions de la tranchée sont limitées par des zones marécageuses.

Deux mètres sur la tranchée TR-AH-08-06 ont retourné des valeurs de **1.30% Zn et 0.25 g/t Au / 2 mètres**. La minéralisation varie de 2-15% pyrrhotite, Tr-3% pyrite, Tr-3% sphalérite et Tr-1% chalcopyrite. La lithologie décrite est un orthogneiss andésitique altéré et composé de hornblende-plagioclase-phlogopite-muscovite. L'altération magnésienne est observée par la présence de 15-20% muscovite. La minéralisation est essentiellement concentrée dans une bande semi-massive d'une puissance de 55 centimètres. L'horizon minéralisé est encaissé dans un orthogneiss andésitique et en contact avec une roche ultramafique métamorphisée (basalte komatiitique).

Sur la tranché TR-AH-08-07, des valeurs aurifères allant jusqu'à **3.78 g/ Au / 1m** ont été obtenues. La minéralisation observée est de 2% pyrrhotite et des traces de chalcopyrite en stringers millimétriques. La zone est encaissée dans une roche décrite comme un paragneiss composé de quartz-plagioclase-biotite-hornblende-phlogopite. L'horizon métasédimentaire est en contact avec une roche ultramafique (basalte komatiitique) au sud-est et un orthogneiss intermédiaire (andésite) au nord-ouest.

Sur la tranchée TR-AH-08-09, deux rainures ont retourné des résultats anomaux. La rainure R-1 a retourné des valeurs de **0.24% Cu, 0.27% Zn et 0.24 g/t Au / 2m** tandis que la rainure R-2 a donné des valeurs de **0.73 g/t Au / 6 mètres incluant 1.42 g/t Au et 1.65 g/t Au / 1 mètres**. Dans le premier cas, la minéralisation est disséminée et contient de 1-8% pyrrhotite, Tr-3% pyrite, Tr-2% chalcopyrite et des traces de sphalérite. La lithologie observée est un orthogneiss felsique (dacite) composé de plagioclase-quartz-hornblende-phlogopite-muscovite-magnétite anthophyllite. La roche est altérée en silice (10%) et en minéraux magnésiens (2-3%). Dans le deuxième cas, la minéralisation observée est de Tr-2% pyrrhotite, traces de pyrite-chalcopyrite- sphalérite. La lithologie décrite est un paragneiss (méta-arénite) composé de quartz-plagioclase -biotite-hornblendemagnétite-phlogopite. La qualité des tranchées n'a pas permis de poursuivre les deux rainures et les deux zones minéralisées demeurent ouvertes dans une direction.

Finalement, la tranché TR-AH-08-11 a retourné des valeurs de **0.86 g/t Au / 1m**. La lithologie décrite est une roche métasomatique composée de quartz-plagioclase-biotite-phlogopite-muscovite-fuchsite contenant 2-3% pyrrhotite disséminée. La roche est altérée en quartz (20%), phlogopite-muscovite (3%) et des traces de fuchsite. La tranchée ne permettait pas de poursuivre la rainure laissant la zone minéralisée ouverte dans une direction.

12.2 – Secteur Bloc Sud, Secteur Nord (Figure 18)

La région nord du bloc sud est caractérisée par une bande (E_{max}= 3.5 km) de roche volcanique mafique (basalte amphibolitique) intercalée avec des horizons décamétriques de formation de fer. La bande est bordée à l'est et à l'ouest par des intrusions felsiques. Trois affleurements et un bloc erratique, découverts dans un axe NE-SO et s'étendant sur environ 400 mètres, ont retourné des valeurs anomales en Au-Ag-Cu.

Le premier échantillon **(#192800)** a retourné des valeurs de **1.03% Cu, 0.97 g/t Au et 13.60 g/t Ag**. La lithologie décrite est une formation de fer silicatée composée d'amphibole-quartz-grenat-graphite et contenant 5% pyrite, 3% pyrrhotite et des traces de chalcopyrite. La minéralisation est principalement disséminée dans les rubans silicatés centimétriques. Six mètres au sud du cet échantillon, un deuxième échantillon **(#192874)** a retourné des valeurs de **0.81% Cu, 1.11 g/t Au et 9.00 g/t Ag**. La lithologie observée correspond à une amphibolite basaltique silicifiée et composée d'amphibole-clinopyroxène-quartz-grenat et contenant 5% pyrrhotite et 3% chalcopyrite en stringers millimétriques. Dans les deux cas, les affleurements minéralisés correspondent à une anomalie BeepMat 4 M+.

Le deuxième échantillon **(#192876)** a donné une valeur de **5.95 g/t Au**. La lithologie décrite est une amphibolite basaltique silicifiée composée d'amphibole-plagioclase-clinopyroxène-quartz-grenat et contenant 15% pyrrhotite. La minéralisation s'observe sous forme de stringers millimétriques et disséminée dans les extensions latérales.

Le dernier échantillon **(#192844)** est un petit bloc erratique sub-anguleux ayant retourné des valeurs de **1.81 g/t Au, 40.90 g/t Ag et 2.92% Pb**. La lithologie décrite est une amphibolite basaltique silicifiée composée de hornblende-plagioclase-quartz-grenat et contenant 3% pyrrhotite, 2% galène et des traces de chalcopyrite. La minéralisation s'observe sous forme de quelques stringers millimétriques.

12.3 – Secteur Bloc Nord (Figure 19)

La prospection terrestre n'a pas permis de cibler la source des blocs erratiques anomaux en Au-Ag-Zn-Cu découverts en 2007 par Mines Virginia Inc. (Lavoie et Archer, 2007). Par contre, quelques échantillons choisis au hasard et d'autres blocs erratiques ont retourné des résultats intéressants sur ce secteur.

Un secteur anomal en Cu-Ag±Au a été mis à jour dans la partie centre-sud. La zone minéralisée semble être continue sur environ 360 mètres de long par environ 1 mètre de large. La minéralisation est encaissée dans une bande de sulfures semi-massifs dans une formation de fer silicatée rubanée à hornblende–pyroxène–quartz. Les échantillons ont retourné des valeurs de **0.41% Cu et 4.30 g/t Ag (#153 434)** et **0.51% Cu et 2.80 g/t Ag (#153 429)**. Les sulfures observés sont la pyrrhotite (10-40%), la pyrite (5-10%) et la chalcopyrite (1-4%). Les deux échantillons sont distants de 360 mètres. La formation de fer est encaissée dans un basalte amphibolitique à hornblende – plagioclase ± pyroxène ± biotite. Un échantillonnage en cannelure a été effectué sur le secteur le plus au sud (#153 434). La rainure a retournée des valeurs de **0.16% Cu ; 0.10 g/t Au et 1.70 g/t Ag sur 1.0 mètre (#153 440).**

Le deuxième affleurement est une anatexie de composition andésitique (V2J) à hornblende-plagioclase-quartz-biotite. Une altération en silice est observée dans la roche (20%). Un échantillon a retourné des valeurs de **0.51% Cu, 0.14% Zn et 0.27 g/t Au (#192 523)**. L'orthogneiss intermédiaire s'observe au contact d'une volcanique felsique (dacite) à plagioclase-quartz-biotite-hornblende contenant localement 60% pyrrhotite et des traces de chalcopyrite-sphalérite semi-massives. Un échantillon provenant de cette unité a retourné des valeurs anomales de **0.19% Cu, 0.19 g/t Au et 2.6 g/t Ag (#152 746).**

Le troisième affleurement est une tonalite à plagioclase-quartz-biotite-grenat-magnétite contenant 5% pyrrhotite, 5% pyrite, 1-2% sphalérite et 1% chalcopyrite. La minéralisation se présente en stringers millimétriques et très locale. Un échantillon choisi au hasard a retourné des valeurs allant jusqu'à **0.22% Cu, 2.07% Zn et 0.14 g/t Au (#153 445).**

Plusieurs blocs erratiques ont retourné des valeurs intéressantes en Au-Ag-Cu-Zn±Mo. Les échantillons **#192819 et #152952**, provenant du même bloc, ont retourné des valeurs allant jusqu'à **14.10% Cu et 761 g/t Ag**. La lithologie observée est un intrusif riche en quartz accompagné de magnétite-hornblende-pyroxène±plagioclase±grenat contenant 10-15% magnétite. Les sulfures observés sont la chalcopyrite (15-30%) et la pyrite (1%). Le bloc est sub-arrondi avec une dimension de 50 x 50 x 50 centimètres. L'échantillon **#193 109** a donné des valeurs de **4.14% Zn, 0.42 g/t Au et 43.00 g/t Ag**. La lithologie est décrite comme étant un orthogneiss felsique (V1D) à plagioclase-quartz-sillimanite-biotite-phlogopite. Une altération en sillimanite (10%) et en phlogopite (5-10%) est observée. Les sulfures présents sont la pyrite (3%) et des traces de sphalérite. Le bloc est anguleux avec une dimension de 1 x 1 x 1 mètre. L'échantillon **#152 991** a donné une valeur de **2.09 g/t Au**. La lithologie est un paragneiss à quartz-plagioclase-hornblende-biotite injecté de veines de quartz centimétriques. Les sulfures observés sont l'arsénopyrite (2%) et la pyrite (1%) disséminées et le bloc est sub-arrondi (20 x 20 x 10 centimètres). Un autre bloc erratique **(#152 704)** a retourné des valeurs de **0.55% Cu et 41.30 g/t Ag** dans une formation de fer oxydée à quartz-plagioclase-magnétite. Une altération en quartz (10%) est observée et le sulfure présent est la pyrite (3%). Le bloc est sub-arrondi de dimension métrique (1.5 x 1.5 mètre). Un bloc de formation de fer oxydée dans le même secteur a donné des valeurs de **0.30% Cu et 134 g/t Ag (#152 705)**. Le bloc est composé de quartz-magnétite-plagioclase contenant 40% pyrite et 15% pyrrhotite semi-massive. Il est sub-anguleux avec une dimension de 1 x 1 x 1 mètre. L'échantillon **#192 509** a donné des valeurs de **1.10 g/t Au et >1% As**. La lithologie décrite est un paragneiss à quartz-plagioclase-biotite±sillimanite, silicifié (15%) avec 3% pyrite et 1% sphalérite-pyrrhotite disséminées. Le bloc est sub-anguleux et mesurant $10m^3$. Un autre bloc de paragneiss à quartz-biotite-plagioclase **(#153 326)** a donné des valeurs anomales allant jusqu'à **0.29% Cu, 1.90 g/t Au et 10.80 g/t Ag**. Une silicification est observée (15%) et les sulfures présents sont la pyrite (2%), la pyrrhotite (Tr) ainsi que la chalcopyrite (Tr). Le bloc est de dimension moyenne (1.5 m^3) montrant un émoussé sub-anguleux. L'échantillon **#192 516** a retourné une valeur de **0.97% Cu**. La lithologie décrite est un paragneiss à quartz-plagioclase-feldspath-K-amphibole, altéré en silice (10%) et contenant 35% pyrrhotite et 2% chalcopyrite. Les sulfures sont présents sous forme de stringers ou semi-massifs. Le bloc est sub-arrondi et avec des dimensions de 50 x 50 x 50 centimètres. D'autres blocs on donné des résultats intéressants comme l'échantillon # **152 967 (0.56% Zn)** et **#192 527 (0.37% Mo)**.

12.4 – Secteur Bloc Est

Un bloc erratique (**#193 041**) et conducteur au BeepMat 4M+ a retourné une valeur de **0.94% Zn et 0.22% Cu**. La lithologie décrite est une un chert graphiteux à graphite-quartz. Les sulfures présents sont des traces à localement 1% pyrite-chalcopyrite disséminées.

12.5 – Levé héliporté magnétique et électromagnétique (VTEM) dans le domaine du temps (Figures 4 et 5)

Un levé magnétique et électromagnétique héliporté a été effectué du 19 avril au 12 mai 2008 par la firme Geotech Ltd. Un total de 2 198 kilomètres linéaires a été complété sur les deux blocs de claims (Figures 4 et 5). Le levé électromagnétique a permis l'identification de 383 anomalies sur la propriété Ashuanipi.

Tableau 2. Sommaire des valeurs obtenues (échantillons choisis)

Échantillon	Zone	Utm_E	Utm_N	Au (g/t)	Ag (g/t)	Cu (%)	Zn (%)	Pb (%)	Mo (%)	Commentaires
152704	19	466053	5983508		41,30	0,55				Bloc: S9B QZ-PG-MG, 10% Si, 3% PY.
152705	19	466048	5983487		**134,00**	0,30				Bloc: SM$ QZ-MG-PG, 40% PY et 15% PO.
152716	19	458316	5932539	0,73	7,60	0,15	**8,94**			Indice Eagle: M15 PG-HB-AT-QZ-PX, 3% AT, 25% PO, 8% SP, 6% PY et 3% CP.
152952	19	464465	5981663		**761,00**	**11,70**				Bloc: I1J(SM$) QZ-MG-HB-PX-PG, 10-15% MG, 15% CP et 1% PY (correspond à 192 819).
152967	19	482314	5984955				0,56			Bloc: S9D QZ-PG-HB-GN, 30% PO.
152972	19	456576	5928790			0,77	0,33			Bloc: S11 QZ-BO-(PG), 20% Si, 15-20% PO, 4% PY, 2% CP et 1% SP.
152991	19	466533	5981933	2,09						Bloc: M4 QZ-PG-HB-BO, 2% AS et 1% PY.
153312	19	465337	5982273	0,23	29,10					Bloc: S9B QZ-PG-BO-MG-GP, 5% Si, 10% PY.
153326	19	470417	5983215	1,90	10,80	0,29				Bloc: M4(Si) QZ-BO-PG, 15% Si, 2% PY, traces PO-CP
153339	19	466458	5956446	0,54						Bloc: M15(I1N) QZ-PG, 90% Si, 2% PY et traces CP.
153354	19	466406	5984519	0,14	**78,70**					M4(SM) QZ-PG-SM-BO-HB-TM, traces à 20% PY.
153358	19	465287	5981563	0,61						Bloc: M4 QZ-PG-BO-(HB)-(MG), 15% BO, 2-3% AS et 1% PY.
153429	19	471849	5981009		2,80	0,51				S9D(SM$) PO-CPX-AM, 40% PO, 5% PY et 2% CP.
153445	19	471418	5985147	0,14	4,20	0,22	**2,01**			I1D PG-QZ-BO-GR-MG, 5% PO, 5% PY, 1% CP, 1% SP et traces MO.
192509	19	466115	5984016	1,10						Bloc: M4(S3) QZ-PG-BO-(SM), 15% Si, 3% PY, 1% SP-PO
192516	19	466954	5979407		7,40	0,97				Bloc: M4(SM$) QZ-PG-FK-AM, 10% Si, 3% PO et 2% CP
192523	19	467792	5980321	0,27	2,80	0,51	0,14			M21(V2J) HB-PG-QZ-BO, 20% Si, 15% PO, 3% CO, traces AS-SP
192527	19	476941	5984386						0,37	Bloc: M15 BO-QZ-PG, 30% BO et 20% Si, 3% MO
192546	19	470826	5984678	0,77						Bloc: S10E QZ-PG-BO-GP, 60% Si, 6% PY, 1% CP et traces AS
192557	19	465525	5982720		12,70					Bloc: M15(Si) PG-CB-QZ-AM, 10% PY
192558	19	465839	5982630		7,70					Bloc: SM$ SF-MG, 80% PY et 20% MG
192559	19	465537	5982731		17,00					Bloc: M15(Si) PG-CB-QZ-AM, 10% PY
192720	19	458044	5932153	**4,86**						M4 QZ-PG-BO-(MG)-(HB), 10% BO et 5% Si, 1-2% PO-PY (correspond à 193 270).
192724	19	458408	5932674	0,44	9,20	**2,02**	0,27			Indice Eagle: M15(D$) QZ-PG-TM-SR, 30% Si, 15% Mg, 10-15% PO, 5% CP et 2% PY.
192725	19	458408	5932674	0,62		0,24				Indice Eagle: M15(SM$) PG-QZ-SF-BO-TM-SR-(PH), 20% Si et 10% Mg, 30% PO et traces CP.
192728	19	458408	5932674	0,35	5,40	0,57	0,13			Indice Eagle: M15(D$) PG-QZ-BO-TM-SR-(AT), 20% Si et 15% Mg, 15% PO, 2-3% CP et 1% PY.
192757	19	455954	5929473		10,50	0,66				Bloc: F2(SM$) SF-AM-BO-QZ, 35% PO, 10% PY, 5% CP et traces Cu.
192759	19	456195	5930024	0,88						M4 QZ-BO-AM, 50% Si, 10% PO.
192761	19	456657	5930381	1,22		0,32				Bloc: S9D/S9E QZ-BO-GP-AM, 15% Si, 20% PO, 5% PY et 1% CP.
192763	19	457081	5930856	0,89						Bloc: M16 AM-PG-BO, 10% PO, 2% PY et traces CP.
192771	19	457839	5931844	0,22			0,54			S9D QZ-AM-PG-BO, 7% PO, 1% PY et traces CP.
192777	19	458316	5932535	0,24		0,57	**1,59**			Indice Eagle: F2(SM$) SF-QZ-AM-PH-PG, 40% PO, 10% PY, 3% SP et 1% CP.
192778	19	458408	5932676	0,62	14,30	**3,92**	0,56			Indice Eagle: M15(D$) QZ-TM-PG, 40% Si, 20% Mg, 15% PO, 5% CP et traces GL.

Échantillon	Zone	Utm_E	Utm_N	Au (g/t)	Ag (g/t)	Cu (%)	Zn (%)	Pb (%)	Mo (%)	Commentaires
192779	19	458317	5932538	0,30	7,60	0,76	**3,12**			Indice Eagle: F2(SM$) SF-QZ-AM-PG, 40% PO, 10% PY, 1% CP-SP et traces GL.
192780	19	458321	5932551	0,24	3,40	0,15	0,59			Indice Eagle: M3(V1B) QZ-AM-PG, 20% PO, 2% CP et traces SP.
192781	19	458418	5932676	0,30	2,40	0,58				Indice Eagle: M8-M15(D$) QZ-AM-BO-PH-PG, 25% Si et 10% Mg, 10% PO et 2% Cp.
192782	19	458428	5932681			0,21	0,80			Indice Eagle: M15(D$) QZ-PG-AM-BO, 30% Si et 5% Mg, 10% PO, 2% CP et traces SP.
192800	19	479056	5950096	0,97	13,60	**1,03**				S9D AM-QZ-GR-GP, 5% PY, 3% PO et traces CP.
192811	19	457854	5931855	0,93						M4-M3(Si) PG-QZ-PX-HB-BO-(PH), 20% Si et 2% PH, 3% PO et 1% PY.
192819	19	464465	5981663		**424,00**	**14,10**				Bloc: I1J(SM$) QZ-MG-HB-PX-PG, 15% MG, 15% CP (correspond à 152 952).
192844	19	479054	5950069	1,81	**40,90**			**2,92**		Bloc: M3(Si) HB-PG-QZ-PX, 10-15% Si, 3% PO, 2% GL et traces CP.
192859	19	471410	5985148	0,13		0,16	0,58			M3(I1D) QZ-PG-BO-EP-MG, 5% EP, 5% SP, 3% PO, 2% PY et 1% CP.
192874	19	479056	5950102	1,11	9,00	0,81				M3(Si), AM-CX-QZ-GR, 15% Si, 5% PO et 3% CP.
192876	19	479273	5950315	**5,95**						M3(Si) AM-PG-CX-QZ-GR, 7% Si, 15% PO.
193041	19	502061	5963636			0,22	0,94			Bloc: S10E GP-QZ, traces PY-CP.
193109	19	466569	5983984	0,42	**43,00**		**4,14**			Bloc: M3(V1D) PG-QZ-SM-BO-PH, 10% SM et 5-10% PH, 3% PY et traces SP.
193114	19	482775	5981900			0,81				I1D PG-QZ-BO-FK-MG, 2% CB, traces Cu-MC.
193148	19	456922	5930873	**6,29**						M16(V3B) HB-PX-PG-QZ-BO, 1% PO et traces CP.
193149	19	456782	5930679	**3,05**	9,50	0,65				M16(V3B) HB-PX-PG-QZ-BO, 7% PO, 1% CP et traces PY.
193151	19	466606	5983982		32,20					M1(V1D) SM-PG-QZ-MV-PH-HB-BO, 50% SM, 10% PY, 2% PO et traces MO.
193204	19	456300	5929473	0,47		0,63				Bloc: M3(I1B) PG-QZ-BO-HB-FK-MC, 1-2% CP et traces MO-PO-PY
193270	19	458044	5932153	**4,58**						M15-M4(Si,PH), QZ-PG-BO-HB-PH, 20% Si et 10% BO-PH, 2-3% PY-PO (correspond à 192 720).
193272	19	456050	5929460	0,71						Bloc: S9B-S9D QZ-MG-GN-(GP), 20-30% Si, 5-7% PY, 2% PO et traces CP.

Tableau 3. Sommaire des valeurs obtenues (échantillons en rainures)

# Rainure	R-1		Orientation Longueur Totale: 6.0 m						
	De	**A**	**Longueur**	**# échantillon**	**Au(g/t)**	**Ag(g/t)**	**Cu(%)**	**Zn(%)**	**Ni(%)**
R-AH-08-01	0,00	1,00	1,00	**153438**	0,01	0,25	0,00	0,00	0,01
	1,00	2,00	1,00	**153439**	0,03	0,25	0,02	0,00	0,01
	2,00	3,00	1,00	**153440**	0,10	1,70	0,16	0,00	0,02
	3,00	4,00	1,00	**153441**	0,11	1,90	0,04	0,00	0,00
	4,00	5,00	1,00	**153442**	0,00	0,25	0,00	0,00	0,01
	5,00	6,00	1,00	**153443**	0,01	0,25	0,02	0,00	0,01
	Total		**6,00**						

# Rainure	R-1		Orientation 315N Longueur Totale: 3.0 m						
	De	**A**	**Longueur**	**# échantillon**	**Au(g/t)**	**Ag(g/t)**	**Cu(%)**	**Zn(%)**	**Ni(%)**
TR-AH-08-02	0,00	1,00	1,00	**192740**	0,23	2,50	0,24	0,05	0,05
	1,00	2,00	1,00	**192741**	0,01	4,80	0,72	0,11	0,05
	2,00	3,00	1,00	**192742**	0,50	0,80	0,11	0,03	0,01
	Total		**3,00**	**0,36% Cu; 0,25 g/t Au et/ and 2,70 g/t Ag / 3,0 m**					

# Rainure	R-1		Orientation 325N Longueur Totale: 8.75 m						
	De	**A**	**Longueur**	**# échantillon**	**Au(g/t)**	**Ag(g/t)**	**Cu(%)**	**Zn(%)**	**Ni(%)**
TR-AH-08-03	0,00	1,00	1,00	**192901**	0,05	0,40	0,03	0,06	0,02
	1,00	2,00	1,00	**192902**	0,15	1,60	0,10	0,04	0,03
	2,00	3,00	1,00	**192903**	0,33	2,10	0,15	0,31	0,03
	3,00	4,00	1,00	**192904**	0,07	0,70	0,04	0,17	0,01
	4,00	5,00	1,00	**192905**	0,05	0,60	0,04	0,04	0,01
	5,00	6,00	1,00	**192906**	0,10	1,60	0,11	0,06	0,02
	8,50	9,50	1,00	**192907**	0,02	0,40	0,01	0,00	0,04
	9,50	10,50	1,00	**192908**	0,02	0,20	0,01	0,00	0,04
	12,50	13,25	0,75	**192909**	0,01	0,30	0,01	0,00	0,03
	Total		**8,75**						

# Rainure	R-1		Orientation 310N Longueur Totale: 5.0 m						
	De	A	Longueur	# échantillon	Au(g/t)	Ag(g/t)	Cu(%)	Zn(%)	Ni(%)
TR-AH-08-04	0,00	1,00	1,00	**192921**	0,01	0,25	0,01	0,00	0,05
	1,00	2,00	1,00	**192922**	0,01	0,25	0,01	0,00	0,04
	2,00	3,00	1,00	**192923**	0,01	0,25	0,01	0,00	0,04
	3,00	4,00	1,00	**192924**	0,01	0,20	0,02	0,01	0,02
	4,00	5,00	1,00	**192925**	0,13	2,10	0,13	0,03	0,06
	Total		**5,00**						

# Rainure	R-1		Orientation 310N Longueur Totale: 5.0 m						
	De	A	Longueur	# échantillon	Au(g/t)	Ag(g/t)	Cu(%)	Zn(%)	Ni(%)
TR-AH-08-05	0,00	1,00	1,00	**192926**	0,44	0,30	0,01	0,01	0,00
	1,00	2,00	1,00	**192927**	0,15	0,30	0,01	0,00	0,00
	2,00	3,00	1,00	**192928**	0,02	0,20	0,01	0,00	0,00
	3,00	4,00	1,00	**192929**	0,05	0,20	0,01	0,01	0,00
	4,00	5,00	1,00	**192930**	0,10	0,80	0,07	0,00	0,01
	Total		**5,00**						

# Rainure	R-1		Orientation 310N Longueur Totale: 10.7 m						
	De	A	Longueur	# échantillon	Au(g/t)	Ag(g/t)	Cu(%)	Zn(%)	Ni(%)
TR-AH-08-06	0,00	1,00	1,00	**192910**	0,02	0,25	0,00	0,00	0,06
	1,00	2,00	1,00	**192911**	0,02	0,25	0,01	0,00	0,06
	2,00	2,70	0,70	**192912**	0,03	0,25	0,01	0,00	0,06
	2,70	3,70	1,00	**192913**	0,03	0,25	0,01	0,00	0,06
	5,70	6,50	0,80	**192914**	0,02	0,25	0,00	0,00	0,03
	6,50	7,50	1,00	**192915**	0,08	0,40	0,01	0,17	0,01
	7,50	8,50	1,00	**192916**	0,40	3,80	0,12	1,60	0,02
	8,50	9,50	1,00	**192917**	0,11	1,10	0,08	1,00	0,01
	10,50	12,00	1,50	**192918**	0,02	0,20	0,01	0,02	0,02
	12,80	13,50	0,70	**192919**	0,10	0,70	0,04	0,06	0,01
	13,50	14,50	1,00	**192920**	0,29	1,40	0,06	0,03	0,01
	Total		**10,70**	**1,30% Zn et/and 0,25 g/t Au / 2,0 m**					

# Rainure	R-1		Orientation 335N Longueur Totale: 7.0 m					
	De	**A**	**Longueur**	**# échantillon**	**Au(g/t)**	**Ag(g/t)**	**Cu(%)**	**Zn(%)**	**Ni(%)**
TR-AH-08-07	0,00	1,00	1,00	**192931**	0,02	0,25	0,00	0,00	0,04
	1,00	2,00	1,00	**192932**	0,01	0,25	0,00	0,00	0,04
	2,00	3,00	1,00	**192933**	0,12	0,20	0,01	0,00	0,01
	3,00	4,00	1,00	**192934**	0,21	0,40	0,04	0,01	0,01
	4,00	5,00	1,00	**192935**	3,78	0,50	0,03	0,02	0,03
	5,00	6,00	1,00	**192936**	0,43	0,50	0,04	0,02	0,01
	6,00	7,00	1,00	**192937**	0,07	0,20	0,01	0,00	0,01
	Total		**7,00**	**3,78 g/t Au / 1,0 m**					

# Rainure	R-1		Orientation 335N Longueur Totale: 7.0 m						
	De	**A**	**Longueur**	**# échantillon**	**Au(g/t)**	**Ag(g/t)**	**Cu(%)**	**Zn(%)**	**Ni(%)**
TR-AH-08-08	0,00	1,00	1,00	**192938**	0,07	0,10	0,01	0,00	0,01
	1,00	2,00	1,00	**192939**	0,03	0,10	0,01	0,00	0,01
	2,00	3,00	1,00	**192940**	0,06	0,40	0,02	0,01	0,02
	3,00	4,00	1,00	**192941**	0,30	0,90	0,05	0,21	0,03
	4,00	5,00	1,00	**192942**	0,02	0,10	0,01	0,00	0,00
	5,00	6,00	1,00	**192943**	0,04	0,10	0,01	0,00	0,00
	6,00	7,00	1,00	**192944**	0,03	0,20	0,00	0,00	0,00
	Total		**7,00**						

# Rainure	R-1		Orientation 260N Longueur Totale: 11.0 m						
	De	**A**	**Longueur**	**# échantillon**	**Au(g/t)**	**Ag(g/t)**	**Cu(%)**	**Zn(%)**	**Ni(%)**
TR-AH-08-09	0,00	1,00	1,00	**192945**	0,28	4,60	0,29	0,27	0,03
	1,00	2,00	1,00	**192946**	0,19	2,60	0,18	0,28	0,03
	2,00	3,00	1,00	**192947**	0,03	0,30	0,04	0,01	0,01
	5,70	6,70	1,00	**192948**	0,08	0,20	0,02	0,00	0,00
	6,70	7,70	1,00	**192949**	0,02	0,20	0,01	0,00	0,00
	7,70	8,70	1,00	**192950**	0,07	0,20	0,01	0,00	0,00
	8,70	9,70	1,00	**192951**	0,02	0,10	0,01	0,00	0,00
	9,70	10,70	1,00	**192952**	0,01	0,10	0,00	0,00	0,01
	10,70	11,70	1,00	**192953**	0,02	0,20	0,00	0,00	0,01
	11,70	12,70	1,00	**192954**	0,02	0,10	0,00	0,00	0,01
	12,70	13,70	1,00	**192955**	0,04	0,25	0,00	0,00	0,04
	Total		**11,00**	**0,24% Cu; 0,27% Zn et/and 0,24 g/t Au / 2,0 m**					

# Rainure	R-2		Orientation 310N Longueur Totale: 8.0 m					
	De	A	Longueur	# échantillon	Au(g/t)	Ag(g/t)	Cu(%)	Zn(%)	Ni(%)
TR-AH-08-09	0,00	1,00	1,00	192956	0,04	0,10	0,01	0,00	0,00
	1,00	2,00	1,00	192957	0,08	0,10	0,01	0,00	0,00
	2,00	3,00	1,00	192958	0,39	0,30	0,02	0,00	0,00
	3,00	4,00	1,00	192959	1,42	0,40	0,02	0,00	0,00
	4,00	5,00	1,00	192960	0,13	0,10	0,01	0,00	0,00
	5,00	6,00	1,00	192961	1,65	0,50	0,03	0,00	0,00
	6,00	7,00	1,00	192962	0,53	0,50	0,05	0,01	0,00
	7,00	8,00	1,00	192963	0,26	0,30	0,03	0,00	0,00
	Total		8,00	0,73 g/t Au / 6,0 m inc. 1,42 g/t Au et/and 1,65 g/t Au / 1,0 m					

# Rainure	R-1		Orientation 186N Longueur Totale: 11.0 m						
	De	A	Longueur	# échantillon	Au(g/t)	Ag(g/t)	Cu(%)	Zn(%)	Ni(%)
TR-AH-08-10	0,00	1,00	1,00	192964	0,12	0,70	0,05	0,13	0,02
	1,00	2,00	1,00	192965	0,11	0,10	0,01	0,01	0,01
	2,00	3,00	1,00	192966	0,22	0,10	0,01	0,00	0,00
	3,00	4,00	1,00	192967	0,12	0,10	0,01	0,00	0,00
	4,00	5,00	1,00	192968	0,11	0,10	0,00	0,00	0,01
	5,00	6,00	1,00	192969	0,32	0,60	0,07	0,00	0,02
	6,00	7,00	1,00	192970	0,01	0,10	0,00	0,00	0,02
	7,00	8,00	1,00	192971	0,02	0,20	0,01	0,00	0,01
	8,00	9,00	1,00	192972	0,04	0,30	0,03	0,00	0,01
	9,00	10,00	1,00	192973	0,05	0,20	0,02	0,00	0,01
	10,00	11,00	1,00	192974	0,01	0,10	0,01	0,00	0,01
	Total		11,00						

# Rainure	R-1		Orientation 186N Longueur Totale: 7.0 m						
	De	A	Longueur	# échantillon	Au(g/t)	Ag(g/t)	Cu(%)	Zn(%)	Ni(%)
TR-AH-08-11	0,00	1,00	1,00	192975	0,04	0,25	0,01	0,00	0,08
	1,00	2,00	1,00	192976	0,04	0,25	0,01	0,00	0,07
	2,00	3,00	1,00	192977	0,01	0,25	0,00	0,00	0,06
	3,00	4,00	1,00	192978	0,08	0,70	0,06	0,01	0,03
	4,00	5,00	1,00	192979	0,31	1,30	0,08	0,35	0,04
	5,00	6,00	1,00	192980	0,16	0,40	0,04	0,03	0,03
	6,00	7,00	1,00	192981	0,86	0,50	0,02	0,02	0,02
	Total		7,00	0,86 g/t Au / 1,0 m					

# Rainure	R-1	Orientation 260N Longueur Totale: 11.0 m							
	De	A	Longueur	# échantillon	Au(g/t)	Ag(g/t)	Cu(%)	Zn(%)	Ni(%)
TR-AH-08-12	0,00	1,00	1,00	**192982**	0,04	0,20	0,02	0,01	0,02
	1,00	2,00	1,00	**192983**	0,13	0,20	0,02	0,01	0,02
	2,00	3,00	1,00	**192984**	0,03	0,10	0,01	0,00	0,01
	3,00	4,00	1,00	**192985**	0,08	0,60	0,05	0,01	0,02
	4,00	5,00	1,00	**192986**	0,20	0,60	0,05	0,01	0,01
	5,00	6,00	1,00	**192987**	0,15	0,10	0,01	0,00	0,00
	6,00	7,00	1,00	**192988**	0,01	0,10	0,01	0,00	0,00
	7,00	8,00	1,00	**192989**	0,02	0,10	0,01	0,00	0,00
	8,00	9,00	1,00	**192990**	0,01	0,10	0,00	0,00	0,00
	7,00	8,00	1,00	**192991**	0,01	0,10	0,00	0,00	0,00
	8,00	9,00	1,00	**192992**	0,01	0,10	0,00	0,00	0,00
	Total		**11,00**						

# Rainure	R-1	Orientation 186N Longueur Totale: 9.0 m							
	De	A	Longueur	# échantillon	Au(g/t)	Ag(g/t)	Cu(%)	Zn(%)	Ni(%)
TR-AH-08-13	0,00	1,00	1,00	**192993**	0,03	0,25	0,01	0,00	0,05
	1,00	2,00	1,00	**192994**	0,02	0,25	0,01	0,00	0,07
	2,00	3,00	1,00	**192995**	0,03	0,25	0,02	0,00	0,07
	3,00	4,00	1,00	**192996**	0,02	0,25	0,01	0,00	0,10
	4,00	5,00	1,00	**192997**	0,01	0,25	0,00	0,00	0,10
	5,00	6,00	1,00	**192998**	0,01	0,25	0,00	0,00	0,09
	6,00	7,00	1,00	**192999**	0,02	0,25	0,00	0,00	0,10
	7,00	8,00	1,00	**193000**	0,02	0,25	0,00	0,00	0,10
	8,00	9,00	1,00	**193051**	0,01	0,25	0,00	0,00	0,10
	Total		**9,00**						

# Rainure	R-1	Orientation 285N Longueur Totale: 2.4 m							
	De	A	Longueur	# échantillon	Au(g/t)	Ag(g/t)	Cu(%)	Zn(%)	Ni(%)
TR-AH-08-14	0,00	1,00	1,00	**193052**	0,14	1,10	0,09	0,09	0,02
	1,00	2,00	1,00	**193053**	0,04	0,50	0,07	0,07	0,01
	2,00	2,40	0,40	**193054**	0,16	1,00	0,08	0,19	0,02
	Total		**2,40**						

# Rainure	R-1		Orientation 310N Longueur Totale: 4.3 m						
	De	A	Longueur	# échantillon	Au(g/t)	Ag(g/t)	Cu(%)	Zn(%)	Ni(%)
TR-AH-08-16	0,00	1,00	1,00	**193055**	0,03	0,30	0,02	0,04	0,01
	1,00	2,00	1,00	**193056**	0,03	0,20	0,04	0,07	0,01
	2,00	2,60	0,60	**193057**	0,02	0,10	0,01	0,01	0,01
	4,00	5,00	1,00	**193058**	0,01	0,10	0,01	0,01	0,00
	5,00	5,70	0,70	**193059**	0,01	0,10	0,01	0,01	0,00
	Total		**4,30**						

# Rainure	R-1		Orientation 264N Longueur Totale: 13.0 m						
	De	A	Longueur	# échantillon	Au(g/t)	Ag(g/t)	Cu(%)	Zn(%)	Ni(%)
TR-AH-08-17	0,00	1,00	1,00	**193060**	0,00	0,50	0,01	0,00	0,01
	1,00	2,00	1,00	**193061**	0,01	0,30	0,02	0,00	0,01
	2,00	3,00	1,00	**193062**	0,01	0,30	0,03	0,01	0,01
	3,00	4,00	1,00	**193063**	0,01	0,40	0,03	0,00	0,01
	4,00	5,00	1,00	**193064**	0,00	0,50	0,03	0,00	0,02
	5,00	6,00	1,00	**193065**	0,00	0,10	0,01	0,00	0,01
	6,00	7,00	1,00	**193066**	0,00	0,10	0,01	0,00	0,01
	7,00	8,00	1,00	**193067**	0,00	0,20	0,01	0,00	0,01
	8,00	9,00	1,00	**193068**	0,01	0,60	0,02	0,01	0,01
	9,00	10,00	1,00	**193069**	0,01	0,80	0,03	0,01	0,01
	10,00	11,00	1,00	**193070**	0,00	0,10	0,01	0,00	0,01
	11,00	12,00	1,00	**193071**	0,00	0,10	0,02	0,01	0,00
	12,00	13,00	1,00	**193072**	0,00	0,10	0,01	0,00	0,00
	Total		**13,00**						

# Rainure	R-1		Orientation 110N Longueur Totale: 18.0 m						
	De	A	Longueur	# échantillon	Au(g/t)	Ag(g/t)	Cu(%)	Zn(%)	Ni(%)
TR-AH-08-19	0,00	1,00	1,00	**193073**	0,00	0,10	0,01	0,00	0,00
	1,00	2,00	1,00	**193074**	0,00	0,20	0,01	0,01	0,00
	2,00	3,00	1,00	**193075**	0,00	0,20	0,00	0,01	0,00
	3,00	4,00	1,00	**193076**	0,00	0,60	0,01	0,01	0,00
	4,00	5,00	1,00	**193077**	0,00	0,10	0,00	0,00	0,00
	5,00	6,00	1,00	**193078**	0,00	0,10	0,00	0,00	0,00
	6,00	7,00	1,00	**193079**	0,00	0,10	0,01	0,00	0,00
	7,00	8,00	1,00	**193080**	0,00	0,10	0,00	0,00	0,00
	8,00	9,00	1,00	**193081**	0,00	0,10	0,01	0,00	0,00
	9,00	10,00	1,00	**193082**	0,00	0,10	0,01	0,01	0,01
	10,00	11,00	1,00	**193083**	0,00	0,10	0,04	0,01	0,01

TR-AH-08-19 (suite)	11,00	12,00	1,00	**193084**	0,00	0,10	0,02	0,01	0,01
	12,00	13,00	1,00	**193085**	0,01	0,20	0,01	0,01	0,01
	13,00	14,00	1,00	**193086**	0,01	1,90	0,03	0,05	0,01
	14,00	15,00	1,00	**193087**	0,00	1,10	0,00	0,01	0,00
	15,00	16,00	1,00	**193088**	0,01	3,30	0,05	0,10	0,02
	16,00	17,00	1,00	**193089**	0,00	4,10	0,06	0,29	0,03
	17,00	18,00	1,00	**193090**	0,00	0,10	0,01	0,01	0,01
	Total		**18,00**						

ITEM 13 – FORAGE

Cette partie ne s'applique pas pour ce rapport.

ITEM 14 – MÉTHODE D'ÉCHANTILLONNAGE

Sur les 857 échantillons prélevés, 774 ont été analysés avec l'enveloppe d'analyse SCAN+30 (Au-Ag-Al-As-B-Ba-Be-Bi-Ca-Cd-Co-Cr-Cu-Fe-Ga-Hg-K-La-Mg-Mn-Mo-Na-Ni-P-Pb-S-Sb-Sc-Sr-Ti-Tl-U-V-W-Zn), 26 avec l'enveloppe d'analyse GOLE (Ag-Co-Cu-Ni-Au-Pt-Pd-S-Al_2O_3-Fe_2O_3-MgO-Cr_2O_3-CaO) et 57 avec l'enveloppe d'analyse WRC (Au-Ag-Co-Cu-Ni-Pt-Pd-S-SiO_2-Al_2O_3-Fe_2O_3-MnO-MgO-CaO-Na_2O-K_2O-TiO_2-P_2O_5-Cr_2O_5-CrO-BaO-LOI-Total) au laboratoire ALS-Chemex de Val-d'Or. Les échantillons sont pris à même le socle rocheux avec l'aide d'un marteau et d'un ciseau à froid ou une scie à roche. Les échantillons sont localisés au moyen d'un GPS Garmin 76 et/ou GPS Garmin 76 Map.

ITEM 15 – PRÉPARATION, ANALYSE ET SÉCURITÉ DES ÉCHANTILLONS

15.1 - Sécurité des échantillons, entreposage et envoi

Les échantillons collectés sont manipulés par le personnel ou les contractants de Mines Virginia Inc. Dans un premier temps, la croûte d'altération est enlevée avant la mise en sac des échantillons. Les échantillons sont placés dans des sacs en plastiques individuels avec un numéro d'échantillon spécifique provenant d'un carnet d'analyse. Le sac est ensuite scellé avec du ruban adhésif fibré. Les échantillons sont entreposés en sécurité sur le site du campement. Chaque échantillon est ensuite placé dans des sacs d'envoi. Chaque sac d'envoi est à son tour scellé avec du ruban adhésif fibré ou des « tie straps ». Les sacs d'envoi sont par la suite transportés au laboratoire d'analyse par le personnel de Mines Virginia Inc. Les employés du laboratoire prennent alors en charge les échantillons reçus.

15.2 - Préparation des échantillons et méthode d'analyse

Procédure Au-AA23 et Au-AA24

Un échantillon de pulpe est fusionné dans un fondant d'oxyde de plomb, carbonate de sodium, borax, silice et autres réactifs requis incluant 6 mg d'argent ajouté comme agent collecteur. Le bouton de plomb obtenu est coupellé pour produire une bille de métaux précieux.

La bille est digérée dans 0.5 ml d'acide nitrique dilué à l'aide d'un appareil micro-ondes. Par la suite, 0.5 ml d'acide chlorhydrique concentré est ajouté et la bille est digérée par l'appareil micro-ondes à une intensité inférieure. La solution est refroidie et diluée à 4 ml avec de l'eau déminéralisée. La solution est analysée par absorption atomique (AAS) par comparaison aux standards de même matrice.

Procédure ME-AA46

L'échantillon (0.4g) est chauffé dans l'acide nitrique pour une demi-heure. Après avoir laissé refroidir l'acide chlorhydrique est ajouté pour former l'eau régale. Le mélange est chauffé à nouveau pour une heure et demie. L'ajout d'un supprimant est ajouté si le molybdène est demandé. La solution est transférée dans une fiole volumétrique (100 ou 250 ml) et jaugée avec de l'eau déminéralisée. La teneur est mesurée par spectromètre d'émission atomique. Cette méthode analyse les éléments suivants : Ag-As-Bi-Cd-Co-Cu-Fe-Mn (oxyde)-Mo-Ni-Sb-Zn.

Procédure ME-AA62

L'échantillon (0.4g) est chauffé dans l'acide nitrique, perchlorique et fluorhydrique jusqu'à sec. L'acide chlorhydrique est ajouté et la solution est à nouveau chauffée jusqu'à sec. Le résidu est récupéré dans un mélange d'acide chlorhydrique et nitrique et la solution est transférée dans une fiole volumétrique (100 ou 250 ml) et jaugée avec de l'eau déminéralisée. La teneur est mesurée par spectromètre d'émission atomique. Cette méthode analyse les éléments suivants : Ag-As- Cd-Co-Cu-Fe-Mn (oxyde)-Mo-Ni-Pb-Sb-Sr-V-Zn.

Procédure ME-XRF06

L'échantillon préliminaire est soumis à une fusion au méta ou au tétra borate de lithium. Le résidu est ensuite soumis à un faisceau de rayons XRF. Les teneurs sont mesurées par fluorescence spectrométrique. Cette méthode analyse les éléments Si, Al, Fe^{3+}, Ca, Mg, Na, K, Cr, Ti, Mn, P, Sr et Ba reportés sur leurs concentrations sous forme d'oxydes.

ITEM 16 - VÉRIFICATION DES DONNÉES

Aucune procédure rigoureuse de vérification des données fut mise en place due à la nature précoce du projet Ashuanipi (campagne de reconnaissance). Les co-auteurs Jérôme Lavoie et/ou Louis Grenier étaient présent lors de la collecte, de la compilation, de l'interprétation et de la présentation des données dans ce rapport et des cartes en accompagnement. Les données ont été revues et vérifiées par les auteurs. Cette vérification est considérée comme suffisante pour la nature du projet. Les laboratoires ALS Chemex possèdent leurs contrôles de qualité soit par l'analyse de duplicata et/ou de standard.

ITEM 17 – TERRAINS ADJACENTS

Cette partie ne s'applique pas pour ce rapport.

ITEM 18 – ESSAIS DE TRAITEMENT DES MINERAIS ET ESSAIS MÉTALLURGIQUES

Cette partie ne s'applique pas pour ce rapport.

ITEM 19 – ESTIMATION DES RESSOURCES MINÉRALES ET DES RÉSERVES MINÉRALES

Cette partie ne s'applique pas pour ce rapport.

ITEM 20 – AUTRES DONNÉES ET RENSEIGNEMENTS

Cette partie ne s'applique pas pour ce rapport.

ITEM 21 – INTERPRÉTATION ET CONCLUSIONS

Selon les observations de terrain, la zone minéralisée en Cu-Zn-Au±Ag (Indice Eagle) semble à première vue une minéralisation de type SMV associée à système volcanique bimodal. L'observation d'orthogneiss intermédiaires à mafiques (andésites à basaltes), d'un orthogneiss felsiques, localement à yeux de quartz (rhyolites à dacites) associés avec la minéralisation et la présence de roches métasomatiques riches en quartz-trémolite±phlogopite±anthophyllite±muscovite±séricite renforcent cette hypothèse. À l'image des zones d'altérations magnésiennes et siliceuses sur le projet Coulon (Ceinture Archéenne de Coulon, Mines Virginia et Breakwater Ltd.), les roches métasomatiques observées sur l'indice Eagle pourraient représenter une pipe d'altération chloritisée et métamorphisée au faciès des amphibolites. Par contre, à ce stade d'avancement du projet, la relation spatiale et génétique (?) des basaltes komatiitiques avec la minéralisation est encore inconnue. Cette unité ultramafique aurait pu jouer un rôle secondaire lors de la mise en place de la minéralisation. Dans ce cas, une minéralisation de type SMV serait à revoir.

Les résultats rapportés par les travaux de terrain effectués durant l'été 2008 sur la propriété Ashuanipi sont très encourageants. Les affleurements et les blocs erratiques mis à jour sur les blocs Nord et Sud permettent de croire que les roches supracrustales recèlent un potentiel pour les minéralisations de type SMV et en minéralisation aurifère associé à des roches méta-sédimentaires et/ou volcaniques mafiques.

L'indice Eagle a retourné des valeurs en échantillon choisi allant jusqu'à **3.92% Cu, 8.94% Zn, 4.86 g/t Au et 14.30 g/t Ag** et des valeurs en cannelure allant jusqu'à **1.30% Zn sur 2.0 mètres, 0.36% Cu sur 3.0 mètres et 3.78 g/t Au sur 1.0 mètre**. La zone minéralisée a pu être suivie sur environ 900 mètres de longueur. Le corridor minéralisé s'observe sur 6 kilomètres latéralement. Malgré les nombreux travaux effectués dans le secteur de l'indice Eagle, plusieurs cibles géophysiques n'ont pu être expliquées et l'enveloppe minéralisée demeure ouverte sur certaine tranchée.

Plusieurs blocs erratiques ont retourné des valeurs anomales en Cu-Zn-Au-Ag sur le bloc Nord (**14.10% Cu, 4.14% Zn, 1.90 g/t Au et 761 g/t Ag**). La ou les sources de ces blocs minéralisés sur ce secteur demeurent jusqu'à ce jour inconnues. En sachant que le secteur Nord est situé à proximité d'un centre glaciaire (Perreault, 1994), la source des blocs pourrait être très rapprochée (Charboneau, 2008; Rapport interne).

ITEM 22 – RECOMMANDATIONS

Suite aux résultats très encourageants obtenus sur le projet Ashuanipi, une troisième phase de travaux de terrain est recommandée. Un retour sur les affleurements aurifères sur le bloc Sud est conseillé afin de vérifier la nature de la minéralisation et l'extension de ces zones aurifères. De plus, une prospection au sol pourrait être réalisée sur le secteur Eagle ainsi qu'une deuxième phase de décapage avec une rétrocaveuse de plus grande dimension. De la prospection supplémentaire à l'échelle régionale est également recommandée pour, dans un premier temps, définir et/ou mettre à jour de nouvelles bandes de roches volcano-sédimentaires et dans un deuxième temps, tenter d'expliquer les anomalies géochimiques de fonds de lacs qui n'ont pu l'être.

Un volet géochimique sur le bloc Nord est également suggéré. Un levé d'horizon B pourrait être appliqué au secteur des blocs anomaux de manière à vérifier la présence d'importants corps minéralisés. Un espacement de 50 mètres le long de traverses espacées au 400 mètres pourrait être réalisé.

ITEM 23 – RÉFÉRENCES

BEAUMIER, M., 1987. Géochimie des sédiments de lac, région de la rivière Caniapiscau. Ministère de l'Énergie et des Ressources, Québec; DP 86-23.

BÉLANGER, M., 1987. L'or dans la région de Schefferville. Ministère de l'Énergie et des Ressources, Québec; PRO 86-23.

CHARTRAND, F. et GAUTHIER, M., 1995. Cadre géologique et potentiel minéral des roches archéennes du bassin de La Grande Rivière, Bais James. Ministère des Ressources naturelles; PRO-95-06.

CHEVÉ, S., 1991. Contexte géologique et métallogénique des minéralisations aurifères de la partie nord-est de la Sous-province d'Ashuanipi, Nouveau-Québec. Ministère de l'Énergie et des Ressources, Québec. Résumés des conférences, Séminaire d'information 1991; DV 91-26, pages 39-41.

CHEVÉ, S.R. et BROUILLETTE, P., 1995. Géologie et métallogénie de la partie nord-est de la sous-province d'Ashuanipi (Nouveau-Québec). Ministère des Ressources naturelles; MM 95-01.

CHOINIÈRE, J., LAMOTHE, D. et CLARK, T., 1995. Cibles d'exploration géochimiques dans le Moyen-Nord québécois, secteur Caniapiscau-Ashuanipi. Ministère des Ressources Naturelles, Québec; PRO-95-05.

EADE, K.E., 1966. Fort George River and Kaniapiskau River (west-half) Map-Areas, New Quebec. Geological Survey of Canada; Memoir 339, 84 pages.

FAHRIG, W.F., 1967. Shabogamo Lake Map-area, Newfoundland-Labrador an Quebec, 23GE1/2. Geological Survey of Canada ; Memoir 354, 23 pages.

JAMES, D.T., 1997. Geology of the Archean Ashuanipi Complex, Western Labrador. Newfoundland. Department of Mines and Energy ; Report 97-2, 27 pages.

LAPOINTE, B., 1989. Géologie de la région du lac Lilois, Territoire du Nouveau Québec. Ministère de l'Énergie et des Ressources du Québec ; ET 88-11, 38 pages.

LAVOIE, J. et ARCHER, P. Rapport technique et recommandations, programme de reconnaissance projet Ashuanipi, 2007 ; GM-63274, 72 pages.

LECLAIR, A.D., LAMOTHE, D., CHOINIÈRE, J., DION, D.J. et PARENT, M., 1997. Regional setting of high-grade Archean rocks in the Ashuanipi Subprovince, southeastern Superior Province. Geological Association of Canada, Program with Abstracts ; Volume 22, page A86.

LECLAIR, A.D., LAMOTHE, D., CHOINIÈRE, J. et PARENT, M., 1998. Géologie de la région du lac Bermen (SNRC 23F). Ministère des Ressources naturelles, Québec; 40 pages.

MORITZ, R.P. and CHEVÉ, S.R., 1992. Fluid inclusion studies of high-grade metamorphic rocks of the Ashuanipi complex, eastern Superior Province : constraints on the retrograde P-T path and implication for gold metallogeny. Journal canadien des Sciences de la Terre, volume 29, pages 2309-2327.

PERCIVAL, J.A., MORTENSEN, J.K., STERN, R.A., CARD, K.D. and BÉGIN, N.J., 1992. Giant granulite terranes of northeastern Superior Province: the Ashuanipi complex and Minto block. Journal canadien des Sciences de la Terre; volume 29, pages 2287-2308.

PERCIVAL, J.A., 1993. Géologie, complexe d'Ashuanipi, région de Schefferville, Terre-Neuve-Québec. Comission géologique du Canada ; Carte 1785A, échelle 1 :125 000.

PERREAULT, S., 1994. Géologie de la région du lac Gensart. Ministère des Ressources naturelles, Québec ; MB 94-33.

SDBJ, 1978. Cartes géochimiques des sediments de lac de la region de la Baie James. Ministère des Ressources naturelles, Québec ; GM-34039.

SHARMA, K.N.M., 1996. Légende générale de la carte géologique ; édition revue et augmentée. Ministère des Ressources Naturelles ; MB 96-28.

STEVENSON, I.M., 1964. Lac La Jannaye, Quebec and Newfoundland. Geological Survey of Canada ; Paper 64-8 (Report and Map 1-1964), 5 pages.

ITEM 24 – DATE ET PAGE DE SIGNATURE

CERTIFICAT DE QUALIFICATIONS

Je, *Jérôme Lavoie*, résidant au 1045 Château-Bigot, Québec, Qc, G2L 2S3, certifie que :

- Je suis présentement employé comme Géologue de Projet chez Mines Virginia Inc., 116 St-Pierre, Suite 200, Québec, Qc, G1K 4A7.
- Je suis diplômé de l'Université du Québec à Chicoutimi où j'ai obtenu un baccalauréat en génie géologique en 2000.
- Je travail activement comme ingénieur géologue dans le domaine de l'exploration minière depuis 2004.
- Je suis un ingénieur stagiaire en géologie actif, enregistré auprès de l'*Ordre des Ingénieur du Québec* sous le permis numéro 127 127.
- Je suis une personne qualifiée pour le projet Ashuanipi tel que définie dans la section 5.1 de la Norme canadienne 43-101.
- J'ai travaillé dans la région du projet Ashuanipi pendant l'été 2007 et 2008.
- Je suis responsable, en collaboration avec les co-auteurs, de la rédaction de toutes les sections de ce rapport en m'inspirant des données appartenant à Mines Virginia Inc. et générées par cette dernière et des données provenant de divers auteurs et autres sources tel que rapporté à la section « Références » de ce rapport.
- Je ne suis aucunement au courant que de l'information soit manquante ou que des changements aient été apportés, ce qui aurait pour effet de fausser les données de ce rapport.
- Je ne suis pas une personne qualifiée indépendante de l'émetteur tel que le stipule la section 5.3 de la Norme canadienne 43-101 puisque je suis un employé direct de Mines Virginia inc.
- J'ai lu la Norme canadienne 43-101 et le rapport a été rédigé selon les spécifications et la terminologie requises par la forme 43-101A1.

Daté à Québec, Qc, ce 24ième jour de novembre 2008.

"Jérôme Lavoie"

Jérôme Lavoie, B.Sc., Ing. Stag.

CERTIFICAT DE QUALIFICATIONS

Je, *Louis Grenier*, résidant au 88 4^{E} chemin Lac Brochet, St-David-de-Falardeau, Qc, G0V 1C0, certifie que :

- Je suis présentement employé comme Géologue de Projet chez Mines Virginia Inc., 116 St-Pierre, Suite 200, Québec, Qc, G1K 4A7.
- Je suis diplômé de l'Université Laval à Québec où j'ai obtenu un baccalauréat en géologique en 2003.
- Je travail activement comme géologue dans le domaine de l'exploration minière depuis 2001.
- Je suis un géologue actif, enregistré auprès de l'*Ordre des Géologues du Québec* sous le permis numéro 800.
- Je suis une personne qualifiée pour le projet Ashuanipi tel que définie dans la section 5.1 de la Norme canadienne 43-101.
- J'ai travaillé dans la région du projet Ashuanipi pendant l'été 2008.
- Je suis responsable, en collaboration avec les co-auteurs, de la rédaction de toutes les sections de ce rapport en m'inspirant des données appartenant à Mines Virginia Inc. et générées par cette dernière et des données provenant de divers auteurs et autres sources tel que rapporté à la section « Références » de ce rapport.
- Je ne suis aucunement au courant que de l'information soit manquante ou que des changements aient été apportés, ce qui aurait pour effet de fausser les données de ce rapport.
- Je ne suis pas une personne qualifiée indépendante de l'émetteur tel que le stipule la section 5.3 de la Norme canadienne 43-101 puisque je suis un employé direct de Mines Virginia inc.
- J'ai lu la Norme canadienne 43-101 et le rapport a été rédigé selon les spécifications et la terminologie requises par la forme 43-101A1.

Daté à Québec, Qc, ce 24ième jour de novembre 2008.

"Louis Grenier"

Louis Grenier, B.Sc., Géo.

CERTIFICAT DE QUALIFICATIONS

Je, *Paul Archer*, résidant au 4772 rue du Courlis, St-Augustin, Qc, G3A 2B5, certifie que :

- Je suis présentement vice-président exploration de Mines Virginia inc., 116 St-Pierre, bureau 200, Québec, Qc, G1K 4A7.
- Je suis diplômé de l'Université du Québec à Chicoutimi où j'ai obtenu un baccalauréat en génie géologique en 1979 et une maîtrise en sciences de la terre en 1982. Je travaille à titre de géologue professionnel depuis 1980.
- Je suis un ingénieur en géologie actif, enregistré auprès de l'*Ordre des Ingénieurs du Québe*c sous le permis numéro 36271.
- Je suis une personne qualifiée pour le projet Ashuanipi tel que défini dans la section 5.1 de la Norme canadienne 43-101.
- En collaboration avec l'auteur, j'ai supervisé la préparation et la rédaction de toutes les sections de ce rapport en m'inspirant des données appartenant à Mines Virginia inc. et générées par cette dernière et des données provenant de divers auteurs et autres sources tel que rapporté à la section « Références » de ce rapport.
- Je ne suis aucunement au courant que de l'information soit manquante ou que des changements aient été apportés, ce qui aurait pour effet de fausser les données de ce rapport.
- Je ne suis pas une personne qualifiée indépendante de l'émetteur tel que le stipule la section 5.3 de la Norme canadienne 43-101 puisque je suis un employé direct de Mines Virginia inc.
- J'ai lu la Norme canadienne 43-101 et le rapport a été rédigé selon les spécifications et la terminologie requises par la forme 43-101A1.

Daté à Québec, Qc, ce 24ième jour de novembre 2008.

"Paul Archer"

Paul Archer, M.Sc., Ing. P.

ILLUSTRATIONS TABLES, FIGURES, APPENDICES AND MAPS

Available upon request at :
Virginia Mines Inc.
200-116 St-Pierre Street
Québec, QC G1K 4A7
Canada

(800) 476-1853
www.virginia.qc.ca
mines@virginia.qc.ca

000-29880
Commission File Number

Exhibits 2

THE ASHUANIPI PROPERTY

Summary Report

December 2008

THE ASHUANIPI PROPERTY

1.0 INTRODUCTION

The Ashuanipi property is situated in the James Bay region just to the south of the Caniapiscau Reservoir, approximately 140 km SE of the Fontange airport. The property is located 115 km to the southeast of the Trans-Taiga all season road. A 100 km summer gravel road is used to access the camp (figure 1). The property is accessible by helicopter or from Ashuanipi camp.


-76 °E
-74 °E
-72 °E
-70 °E
-68 °E
-66 °E
56 °N
54 °N
52 °N
N
S
W
E
Caniapiscau
Kawawachikamach
Schefferville
Matimekosh
Fontange airport
Ashuanipi camp
Sakami
Ashuanipi project
Labrador City
Wabush
Fermont
Nemiscau
Légend
Ashuanipi property
City
Aiport
Dam
Ashuanipi camp
Virginia Mines Inc.
Figure 1
Location of the Ashuanipi project
James Bay

Figure 1. Location of the Ashuanipi project, James Bay region, Quebec.

2.0 PROPERTY

The property is 100% owned by Mines Virginia Inc. The property comprises 1339 designated cells for a total surface area of 682.0 km^2 (figure 2).



440000 mE
460000 mE
480000 mE
500000 mE
520000 mE
6000000 mN
5980000 mN
5960000 mN
5940000 mN
5920000 mN
N
W
E
S
23K4
23K3
23K2
Caniapiscau
Reservoir
23F13
23F14
23F15
23F12
23F11
23F10
23F5
23F6
Virginia Mines Inc.
Figure 2
Ashuanipi property

Figure 2. Ashuanipi property (designated cells).

3.0 PREVIOUS WORK

Previous government and exploration work on the property is summarized in table 1 (see appendices). The results of Virginia's exploration work are compiled on maps 1 to 3 (appended).

Virginia Mines staked the property in 2007 following a reconnaissance mapping and prospecting program. During 2007 and 2008, Virginia carried out one airborne MAG-EM survey and two prospecting campaigns. Many samples and showings with Au-Cu-Zn-Ag±Pb were discovered during this period including the Eagle showing **(values up to 6.29 g/t Au, 3.92% Cu, 8.94% Zn and 14.30 g/t Ag in grab; 1.30% Zn and 0.25 g/t Au over 2.0 m, 0.36% Cu, 0.25 g/t Au and 2.70 g/t Ag over 3.0 m and 3.78 g/t Au over 1.0 m in trench)**, NE Eagle showing **(7.64 g/t Au; 0.75% Cu and 9.90 g/t Ag in grab and a boulder field with values up to 2.15 g/t Au, 7.15% Cu and 43.70 g/t Ag)**, North area showing **(5.95 g/t Au, 1.03% Cu and 13.60 g/t Ag in grab)** and Boulder field showing **(values up to 2.25 g/t Au, 14.10% Cu, 4.14% Zn, 761 g/t Ag and 4.16% Pb)** (maps 1, 2 and 3). Many Au-Cu-Zn-Ag rich boulders samples have also been found on the property, some of which, particularly in the north area (Boulder field showing), have not been explained in terms of a bedrock source.

4.0 GENERAL GEOLOGY

The Ashuanipi property is located in the Archean Superior province. The Archean rocks belong to the Ashuanipi metamorphic-plutonic complex located in the extension of Opinaca and La Grande volcano-sedimentary subprovinces (Leclair and *al.*, 1998). The Ashuanipi subprovince or Ashuanipi complex is composed of diatexite (2.68-2.66 Ga) formed by granodiorite with local migmatite (sedimentary origin) and BIF enclaves (Percival and *al.*, 1992; Moritz and Chevé, 1992). The bedrock is interlayed with paragneiss horizons (3.3-2.7 Ga, Percival *and* al., 1992). The complex is injected by late (2.67-2.62 Ga, Percival *and* al., 1992) tonalitic, syenitic and monzonitic plutons and sills.

The property occurs within the Caniapiscau lithotectonic division as defined by Leclair and *al.* (1998). Generally, the supracrustal lithologies observed are felsic to mafic metavolcanic rocks, felsic to intermediate orthogneiss, paragneiss, alumino-silicate paragneiss, iron formation horizons and post-tectonic intrusions associated with regional high magnetic anomalies (Leclair and *al.*, 1998). Most of the rock units in the area of the Ashuanipi property have been metamorphosed to the amphibolite facies. The Caniapiscau division is distinguished from other divisions in the Ashuanipi Complex by the presence of these volcanosedimentary sequences and by the amphibolite facies metamorphism.

In the property area (figure 3, Leclair and *al*, 1998), the Raynouard Group is composed mostly of metabasalts or amphibolitic basalts which are locally injected by gabbroic sills. This unit is interlayed with felsic metavolcanic rocks and paragneiss. The Marquiset Suite (diorite, quartz diorite, tonalite and monzogranite) is also present in the region and possibly represents syn-volcanic intrusions (Leclair and *al.*, 1998). Post-tectonic rocks are also described (Delmothe batholite, Viau Suite, Vignal Pluton and Preissac dykes).

The structural and aeromagnetic orientation of the south part of the Ashuanipi Complex is generally E-W while the north part is oriented NW-SE (Percival, 1993; Leclair and *al.*, 1997). Primary structures (S_0) are locally well preserved and represented by pillow lava in metabasalts and/or bedding in banded iron formation. The principal fabric is represented by mineral foliation, planar schistosity and/or gneissosity and magmatic bedding (Leclair and *al.*, 1998). Other deformation features are observed such as centimetric to metric folding and minerals lineations. Late fragile deformation is manifested by the presence of faults and fractures.

Zircon from rhyolite hosted by Raynouard pillowed metabasalts give an age of 2702±5 Ma. This age suggests that the volcanic events are contemporaneous with volcanism in the La Grande subprovince (Leclair and *al*, 1998) and Archean Coulon belt (Virginia Mines Inc., internal report).

5.0 LOCAL GEOLOGY

South area. The dominant feature of the south area is a series of NE-SW VTEM anomalies (figure 4a, 4b and maps 1-2 appended). These VTEM conductors and associated magnetic anomaly correspond to BIF and ultramafic rock that occur within a volcanosedimentary sequence that includes komatiitic basalt, mafic to intermediate volcanics, siliciclastic sedimentary rocks and a monzodiorite intrusion. Locally, felsic dykes with well preserved quartz eyes (figure 5) and felsic orthogneiss horizons (interpreted as rhyolite) are observed and are spatially associated with mineralization. The felsic volcanics are hosted by komatiitic basalt or mafic volcanics (interpreted basalt to andesite). A metre-scale quartz-magnesium metasomatic alteration zone is observed in or near the komatiitic basalt in association with the VTEM anomalies. The principal structural fabric is generally well developed, appearing as mineral foliation or schistosity. The planar fabric is oriented NE-SW with moderate to sub-perpendicular dips toward SE.



Figure 5. Sample #192 773. Felsic dyke or flow with well preserved quartz-eye texture (**0.14% Cu and 0.46% Zn**).

North area. The dominant feature of the north area is a series of VTEM anomalies (figure 6 and map 3 appended). These VTEM conductors and associated magnetic anomaly correspond to BIF and graphitic chert that occur within a volcanosedimentary sequence that includes felsic sillimanite-bearing sedimentary or volcanoclastic rock, mafic to intermediate volcanics and siliciclastic sedimentary rock. As well, the felsic volcanoclastic unit is similar to the host rocks of massive sulphides at the Coulon Cu-Zn±Au±Ag±Pb deposit (figure 7). The principal structural fabric is generally well-developed and appears as mineral foliation or schistosity. The planar fabric is oriented N-S in the western part and E-W to ENE-WSW in the eastern part of the north area.



Figure 7. Interpreted felsic volcanoclastite unit, North Area.

6.0 ECONOMIC GEOLOGY

Many Au-Cu-Zn showings and samples with near economic grades are found on the Ashuanipi property (figures 8 and 13; maps 1 to 3; tables 2 and 3).

Eagle Showing. The Eagle zone is 900 meters long by 1-3 meters thick and corresponds to NE-SW-trending VTEM anomalies. Mineralization is observed over six (6) kilometres along the NE-SW VTEM anomaly axis (figure 8). The Au±Cu±Zn±Ag showing occurs as (1) massive to semi-massive, stringer veins and disseminated meter-scale sulphide horizons composed of pyrrhotite-pyrite±sphalerite±chalcopyrite±galena and (2) silicified felsic paragneiss with 2-5% disseminated sulphides (pyrrhotite-pyrite). In the first case, semi-massive sulphide horizons are located at the contact of komatiitic basalt and mafic volcanics. This zone is associated with strong hydrothermal alteration composed of quartz-tremolite±phlogopite±sericite±muscovite at or near this contact (figure 9). Trench and channel sampling was done on the Eagle zone and along the VTEM axis during the summer 2008. The best values in channel sampling are

3.78 g/t Au over 1 m; 1.30% Zn and 0.25 g/t Au over 2.0 m and 0.36% Cu and 0.25 g/t Au over 3.0 m. Many grab samples (outcrop and boulder) from the Eagle area returned interesting values as well, such as **6.29 g/t Au, 3.92% Cu (figure 9), 8.94% Zn (figure 10) and 14.30 g/t Ag.** The Eagle zone could be interpreted as a metamorphosed (medium- to high grade) volcanogenic massive sulphide deposit (VMS) with footwall komatiitic flows and/or sills and hangingwall bimodal mafic-felsic volcanics rocks. The felsic quartz-eye textured dyke or sill could be interpreted as synvolcanic and the Si-Mg alteration zone could be the equivalent of chlorite-rich rocks that are well known in VMS deposits metamorphosed to low grades.

NE Eagle area: A new area located 1.5 km northeast of the Eagle showing was discovered at the end of field campaign (figure 8). This sector, called the North Eagle area, corresponds to a zone of low magnetic susceptibility. The disseminated Au±Cu±Ag mineralization is associated with foliated intermediate intrusions (monzodiorite to diorite; figure 11). Two grabs returned interesting results of **7.64 g/t Au and 0.75% Cu, 0.95 g/t Au and 9.90 g/t Ag (figure 11).** Furthermore, a boulder field located 315 m to the SW of the North Eagle area and down ice returned high values such as **7.15% Cu, 1.15 g/t Au and 43.70 g/t Ag (figure 12).** The intrusive could be associated with a Cu-Au-Mo porphyry system related to synvolcanic activity interpreted to be genetically associated with the Eagle showing mineralization.



Figure 9. Sample #192 778. Metasomatic hydrothermal alteration composed of quartz-tremolite±phlogopite±sericite and mineralized with pyrrhotite-chalcopyrite-pyrite (**3.92% Cu, 0.56% Zn, 0.62 g/t Au and 14.30 g/t Ag**).



Figure 10. Sample #152 716. Eagle massive sulphide zone composed of pyrrhotite-sphalerite±chalcopyrite (**8.94% Zn, 0.15% Cu, 0.73 g/t Au and 7.60 g/t Ag**).



Figure 11. Sample #153 487. Foliated and mineralized monzodiorite (**0.95 g/t Au, 0.75% Cu and 9.90 g/t Ag**).



Figure 12. Boulder #192 730. Coarse-grained monzodiorite mineralized with pyrite-chalcopyrite±molybdenite (**7.15% Cu, 1.15 g/t Au and 43.70 g/t Ag**).

North area: The North area is characterized by a kilometre-scale mineralized boulder field located in the NW part of property. During the 2007 and 2008 field campaigns, many boulder samples returned interesting values (Figure 13). As an example, an angular to sub-angular boulder yielded values up to **2.25 g/t Au,**



Figure 14. Boulder # 95 475. Felsic silicified volcanic? rock mineralized with pyrite-sphalerite-galena. Sulphides are observed in centimetre-scale ribbons or stringers **(2.25 g/t Au, 3.26% Zn, 4.16% Pb and 536.00 g/t Ag).**

3.26% Zn, 4.16% Pb and 536.00 g/t Ag (**figure 14**). The mineralization occurs in centimetre-scale ribbons or stringers of pyrite, sphalerite and galena. The protolith could be a felsic silicified volcanic unit (?). According to a report (Charbonneau,2008) made after a field visit to the Ashuanipi project in the summer of 2008, the glacial transport of these large angular boulders was probably very short (10-100 m) and the source could be located to the NNE of the mineralized boulder according to the glacial direction. Another round boulder returned high values of copper and silver **(11.70% Cu and 761 g/t Ag)**. The protolith has not yet been determined, but could be a quartz–magnetite-pyroxene intrusive, vein or a metamorphosed upper amphibolite to granulite silicate facies BIF (figure 15). Furthermore, silicate facies banded iron horizons are known to occur in this area (figure 6 and map 3). In these two cases, the bedrock source(s) of the mineralized Au-Cu-Zn-Ag±Pb rich boulder samples have not yet been yet explained.



Figure 15. Boulder # 152 952. Coarse-grained metamorphosed rock, interpreted as a silicate banded iron formation, quartz-magnetite-pyroxene rich intrusive or vein. Chalcopyrite is observed interstitial to magnetite grains **(11.70% Cu and 761.00 g/t Ag).**

7.0 CONCLUSIONS AND RECOMMENDATIONS

Many significant showings have been found in outcrop on the Ashuanipi property, especially in VMS and porphyry-type deposit contexts. Many of these returned values grading several grams of Au over 1 meter and several percent Cu-Zn over 1-3 meters. Many grab samples returned high values of Au (7.64 g/t Au), Cu (3.92% Cu), Zn (8.94% Zn) and Ag (14.30 g/t Ag) in the Eagle Area. The Eagle showing is, at the time of writing, over 900 meters long by 1-2 meters thick and associated with strongly metasomatized quartz-tremolite±muscovite± phlogopite±sericite-rich alteration zones. The Si-Mg alteration can be interpreted as a low-grade metamorphosed equivalent a chlorite-rich alteration pipe of a VMS deposit, and is thus comparable to the Coulon deposit (Coulon Archean Belt, James Bay). The intermediate intrusive close to the Eagle showing can be interpreted as a synvolcanic intrusion and could be genetically responsible for the VMS mineralization in the Eagle area. In this case, the potential exists for a large, low-grade Au-Ag-Cu, volcanic-hosted porphyry-type deposit such as the Troilus mine located in Frotet-Evans Archean belt. Furthermore, many VTEM anomalies remain unexplained, and locally, mineralized zones are still open in trenches.

Interesting Au-Cu-Zn-Pb-Ag values were returned from boulder samples in the North area. Some of these samples, particularly from one sector in the NW area, have not yet been explained in terms of a bedrock source. According to internal studies, the source of the boulders is proximal (10-100 meters). Furthermore, many VTEM anomalies in North area remain unexplained and could correspond to bedrock sources.

As a first recommendation, a stripping campaign along the Eagle VTEM anomaly axis is suggested using a bigger excavator than was used during the summer of 2007. At the same time, a detail prospecting campaign should be done in the Eagle area and North area to (1) understand the link between the intermediate intrusion and Eagle mineralization and (2) verify the continuity of this mineralization. Secondly, a 200-300 sample B-Horizon program is also proposed over the North area, with samples spaced at 50 meters intervals along lines spaced 400 meters apart (Figure 16). A program of B-Horizon sampling should be an effective and low-cost way of identifying the bedrock sources of the Au-Ag-Cu-Zn mineralized boulder in the North area.


N
Légende
traverse d'horizon B
0 0.5 1
kilometres

Figure 16. Proposed B-Horizon lines in North Area.

8.0 REFERENCES

CHARBONNEAU, R., 2008. Visite d'erratiques minéralisés, Projet Ashuanipi. Rapport interne, 6 pages.

LAVOIE, J. et ARCHER, P.,2007. Rapport technique et recommandations, programme de reconnaissance projet Ashuanipi, 2007 ; GM-63274, 72 pages.

LECLAIR, A.D., LAMOTHE, D., CHOINIÈRE, J., DION, D.J. et PARENT, M., 1997. Regional setting of high-grade Archean rocks in the Ashuanipi Subprovince, southeastern Superior Province. Geological Association of Canada, Program with Abstracts ; Volume 22, page A86.

LECLAIR, A.D., LAMOTHE, D., CHOINIÈRE, J. et PARENT, M., 1998. Géologie de la région du lac Bermen (SNRC 23F). Ministère des Ressources naturelles, Québec; 40 pages.

MORITZ, R.P. and CHEVÉ, S.R., 1992. Fluid inclusion studies of high-grade metamorphic rocks of the Ashuanipi complex, eastern Superior Province : constraints on the retrograde P-T path and implication for gold metallogeny. Journal canadien des Sciences de la Terre, volume 29, pages 2309-2327.

PERCIVAL, J.A., MORTENSEN, J.K., STERN, R.A., CARD, K.D. and BÉGIN, N.J., 1992. Giant granulite terranes of northeastern Superior Province: the Ashuanipi complex and Minto block. Journal canadien des Sciences de la Terre; volume 29, pages 2287-2308.

PERCIVAL, J.A., 1993. Géologie, complexe d'Ashuanipi, région de Schefferville, Terre-Neuve-Québec. Commission géologique du Canada ; Carte 1785A, échelle 1 :125 000.

SHARMA, K.N.M., 1996. Légende générale de la carte géologique ; édition revue et augmentée. Ministère des Ressources Naturelles ; MB 96-28.

APPENDICES

Table 1. Summary of previous work on the Ashuanipi property and Ashuanipi area. Modified after Lavoie and Archer (2007).

<u>Mines Virginia Inc. (2007)</u>
Rapport technique et Recommandations, Programme de Reconnaissance Projet Ashuanipi, 2007. Lavoie, J. et Archer, P. (GM-63274).
<u>GEOTOP (1998)</u>
Géochronologie U-Pb du projet Moyen-Nord, Phase II, 1998. Parent, M. (GM-59904).
<u>MRN (1998)</u>
Géologie de la région du lac Bermen (23F), 1998. Leclair, A., Lamothe, D., Choinière, J. et Parent, M. (RG 97-11).
<u>Mines d'Or Virginia Inc. (1997)</u>
Rapport des travaux d'échantillonnage d'horizons B, propriété Lac Bernard, 1997. Caron, S., Cloutier, M.A. (GM 55476).
<u>Chemex Labs Ltd. (1997)</u>
Summary of Exploration Activities in the South East Opiscoteo Lake Area, 1997. Clark, J.G. and Tremblay, M. (GM 57065).
<u>Clearcrop Corporation (1997)</u>
Rapport géologique et géochimique sur le permis d'exploration 0001124, 1997. Mersereau, T.G., Northeast Exploration Services Ltd. (GM-54662).
<u>Chimitec Ltée (1997)</u>
Rapport de prospection, Projet Lac Gamart, 1997. Laberge, P.P. (GM 57067).
<u>Mines d'Or Virginia Inc. (1996)</u>
Rapport des travaux 1996, Propriétés Lac Bernard, Lac Mercator, Lac Opiscotéo, Lac Goupil, 1996. Huot, F. (GM 54422).
<u>MRN (1996)</u>
Perspectives sur la structure et le potentiel minérales des roches archéennes du sud-est de la province du Supérieur, 1996. Leclairc, A., Lamothe, D., Choinnière, J., Dion D.J. (PRO 96-05).

MRN (1995)

Cibles d'exploration géochimiques dans le moyen-nord québécois, secteur Caniapiscau-Ashuanipi, 1995. Choinière, J., Lamothe, D., Clark, T. (PRO 05-05).

MRN (1989)

Géochimie des sédiments de lac, région de Fermont, 1989. Beaumier, M. (MB 89-33).

SDBJ (1976)

Geological Report, Uranium Project, 1976. Potvin, J.C., Macfarlane, R.L. (GM 57778).

Table 2. List of significant Au-Cu-Zn-Pb-Mo grab samples, Ashuanipi property.

Échantillon	Utm E	Utm N	Au g/t	Ag g/t	Cu%	Zn%	Pb%	Mo%
122402	457306	5927592	0,32			0,20		
122403	458989	5926041	0,21	1,80				
122417	465813	5983949	**0,56**	8,60				
122453	466030	5983200		**28,90**				
122454	466010	5983266		**16,20**				
95406	460372	5946929	0,33	6,30	0,67			
95415	478890	5949967	0,14					
95424	500423	5960717		1,40		0,19		
95426	500325	5960576	0,18					
95451	456247	5945783	**0,73**	1,10				
95462	464353	5980687		8,20				
95470	471704	5943934	0,13					
95471	471762	5944088	0,26					
95472	500215	5960455	0,15					
95475	465575	5982532	**2,25**	**536,00**		**3,26**	**4,16**	
95476	467944	5984460	0,15					
95480	466613	5984632		1,50		**0,32**		
95481	466400	5984473	0,13	3,30	0,24			
95503	461906	5948943	0,36					
95516	456716	5925810	**0,44**	**30,10**	**2,93**			
95530	467945	5985042				0,11		
95534	467982	5984545	0,18					
95552	470822	5984681	**0,45**	1,20				
95573	466985	5983539	**0,92**					
95604	470424	5978894	0,13					
95606	469608	5979943				**0,24**		
95610	469299	5980592		2,60	**0,41**			
95618	468818	5981952	0,12					
95639	466060	5983124	**0,99**	2,20				
95641	466017	5983150	0,11					
95665	465574	5982536	0,32	**96,00**		**2,91**	0,75	

Échantillon	Utm E	Utm N	Au g/t	Ag g/t	Cu%	Zn%	Pb%	Mo%
95679	482230	5922211	0,19					
95680	482229	5922208	0,32	1,50				
95702	465990	5983991	0,26	3,40				
95704	466069	5984014	0,11	1,60				
95705	466115	5984016		6,00		**1,45**		
95710	466406	5984519	0,12	**82,90**				
152704	466053	5983508		41,30	0,55			
152705	466048	5983487		**134,00**	0,30			
152716	458316	5932539	0,73	7,60	0,15	**8,94**		
152952	464465	5981663		**761,00**	**11,70**			
152967	482314	5984955				0,56		
152972	456576	5928790			0,77	0,33		
152981	459293	5933695	3,62					
152991	466533	5981933	2,09					
153312	465337	5982273	0,23	29,10				
153326	470417	5983215	1,90	10,80	0,29			
153339	466458	5956446	0,54					
153354	466406	5984519	0,14	**78,70**				
153358	465287	5981563	0,61					
153429	471849	5981009		2,80	0,51			
153445	471418	5985147	0,14	4,20	0,22	**2,01**		
153450	560581	5886520			0,10			
153462	458758	5875533	0,21					
153463	456877	5875763	0,99					
153484	459013	5933389	**2,15**	**17,90**	**1,26**			
153485	459015	5933391	0,78	9,50	**1,69**			
153487	459172	5933668	0,95	9,90	0,75			
192509	466115	5984016	1,10					
192516	466954	5979407		7,40	0,97			
192523	467792	5980321	0,27	2,80	0,51	0,14		
192527	476941	5984386						0,37
192546	470826	5984678	0,77					
192557	465525	5982720		12,70				
192558	465839	5982630		7,70				
192559	465537	5982731		17,00				
192720	458044	5932153	**4,86**					
192724	458408	5932674	0,44	9,20	**2,02**	0,27		
192725	458408	5932674	0,62		0,24			
192728	458408	5932674	0,35	5,40	0,57	0,13		
192730	459016	5933394	**1,16**	**43,70**	**7,15**			
192738	458025	5875406	0,25					
192757	455954	5929473		10,50	0,66			
192759	456195	5930024	0,88					
192761	456657	5930381	1,22		0,32			
192763	457081	5930856	0,89					
192771	457839	5931844	0,22			0,54		
192777	458316	5932535	0,24		0,57	**1,59**		

Échantillon	Utm E	Utm N	Au g/t	Ag g/t	Cu%	Zn%	Pb%	Mo%
192778	458408	5932676	0,62	14,30	**3,92**	0,56		
192779	458317	5932538	0,30	7,60	0,76	**3,12**		
192780	458321	5932551	0,24	3,40	0,15	0,59		
192781	458418	5932676	0,30	2,40	0,58			
192782	458428	5932681			0,21	0,80		
192785	458627	5875572	0,20					
192789	458926	5875819	0,46					
192790	459139	5877222			0,14			
192791	457957	5878327			0,24			
192793	457848	5878412	0,18					
192800	479056	5950096	0,97	13,60	**1,03**			
192811	457854	5931855	0,93					
192819	464465	5981663		**424,00**	**14,10**			
192844	479054	5950069	1,81	**40,90**			**2,92**	
192859	471410	5985148	0,13		0,16	0,58		
192874	479056	5950102	1,11	9,00	0,81			
192876	479273	5950315	**5,95**					
192882	459037	5910137				0,25		
192885	459013	5933386	1,20	14,90	0,99			
193028	456185	5876266			0,39			
193038	426405	5867159	0,29					
193041	502061	5963636			0,22	0,94		
193109	466569	5983984	0,42	**43,00**		**4,14**		
193114	482775	5981900			0,81			
193124	415873	5865875	1,88					
193125	415896	5865882	0,33					
193128	415914	5865881	0,54					
193148	456922	5930873	**6,29**					
193149	456782	5930679	**3,05**	9,50	0,65			
193151	466606	5983982		32,20				
193204	456300	5929473	0,47		0,63			
193270	458044	5932153	**4,58**					
193271	459293	5933695	**7,64**					
193272	456050	5929460	0,71					
193311	447670	5914236	2,37	4,90	0,32			

Table 3. List of significant Au-Ag-Cu-Zn channel samples, Ashuanipi property.

# Rainure	R-1	Orientation 315N Longueur Totale: 3.0 m						
	De	A	Longueur	# échantillon	Au(g/t)	Ag(g/t)	Cu(%)	Zn(%)
TR-AH-08-02	0,00	1,00	1,00	**192740**	**0,23**	**2,50**	**0,24**	0,05
	1,00	2,00	1,00	**192741**	**0,01**	**4,80**	**0,72**	0,11
	2,00	3,00	1,00	**192742**	**0,50**	**0,80**	**0,11**	0,03
	Total		3,00		0,36% Cu; 0,25 g/t Au et/ and 2,70 g/t Ag / 3,0 m			

# Rainure	R-1	Orientation 310N Longueur Totale: 10.7 m						
	De	A	Longueur	# échantillon	Au(g/t)	Ag(g/t)	Cu(%)	Zn(%)
TR-AH-08-06	0,00	1,00	1,00	**192910**	0,02	0,25	0,00	0,00
	1,00	2,00	1,00	**192911**	0,02	0,25	0,01	0,00
	2,00	2,70	0,70	**192912**	0,03	0,25	0,01	0,00
	2,70	3,70	1,00	**192913**	0,03	0,25	0,01	0,00
	5,70	6,50	0,80	**192914**	0,02	0,25	0,00	0,00
	6,50	7,50	1,00	**192915**	0,08	0,40	0,01	0,17
	7,50	8,50	1,00	**192916**	**0,40**	3,80	0,12	**1,60**
	8,50	9,50	1,00	**192917**	**0,11**	1,10	0,08	**1,00**
	10,50	12,00	1,50	**192918**	0,02	0,20	0,01	0,02
	12,80	13,50	0,70	**192919**	0,10	0,70	0,04	0,06
	13,50	14,50	1,00	**192920**	0,29	1,40	0,06	0,03
	Total		10,70		1,30% Zn et/and 0,25 g/t Au / 2,0 m			

# Rainure	R-1	Orientation 335N Longueur Totale: 7.0 m						
	De	A	Longueur	# échantillon	Au(g/t)	Ag(g/t)	Cu(%)	Zn(%)
TR-AH-08-07	0,00	1,00	1,00	**192931**	0,02	0,25	0,00	0,00
	1,00	2,00	1,00	**192932**	0,01	0,25	0,00	0,00
	2,00	3,00	1,00	**192933**	0,12	0,20	0,01	0,00
	3,00	4,00	1,00	**192934**	0,21	0,40	0,04	0,01
	4,00	5,00	1,00	**192935**	**3,78**	0,50	0,03	0,02
	5,00	6,00	1,00	**192936**	0,43	0,50	0,04	0,02
	6,00	7,00	1,00	**192937**	0,07	0,20	0,01	0,00
	Total		7,00		3,78 g/t Au / 1,0 m			

# Rainure	R-1	Orientation 260N Longueur Totale: 11.0 m

	De	A	Longueur	# échantillon	Au(g/t)	Ag(g/t)	Cu(%)	Zn(%)
TR-AH-08-09	0,00	1,00	1,00	**192945**	**0,28**	4,60	**0,29**	**0,27**
	1,00	2,00	1,00	**192946**	**0,19**	2,60	**0,18**	**0,28**
	2,00	3,00	1,00	**192947**	0,03	0,30	0,04	0,01
	5,70	6,70	1,00	**192948**	0,08	0,20	0,02	0,00
	6,70	7,70	1,00	**192949**	0,02	0,20	0,01	0,00
	7,70	8,70	1,00	**192950**	0,07	0,20	0,01	0,00
	8,70	9,70	1,00	**192951**	0,02	0,10	0,01	0,00
	9,70	10,70	1,00	**192952**	0,01	0,10	0,00	0,00
	10,70	11,70	1,00	**192953**	0,02	0,20	0,00	0,00
	11,70	12,70	1,00	**192954**	0,02	0,10	0,00	0,00
	12,70	13,70	1,00	**192955**	0,04	0,25	0,00	0,00
	Total		**11,00**		**0,24% Cu; 0,27% Zn et/and 0,24 g/t Au / 2,0 m**			

# Rainure	R-2		Orientation 310N Longueur Totale: 8.0 m					
	De	**A**	**Longueur**	**# échantillon**	**Au(g/t)**	**Ag(g/t)**	**Cu(%)**	**Zn(%)**
TR-AH-08-09	0,00	1,00	1,00	**192956**	0,04	0,10	0,01	0,00
	1,00	2,00	1,00	**192957**	0,08	0,10	0,01	0,00
	2,00	3,00	1,00	**192958**	**0,39**	0,30	0,02	0,00
	3,00	4,00	1,00	**192959**	**1,42**	0,40	0,02	0,00
	4,00	5,00	1,00	**192960**	**0,13**	0,10	0,01	0,00
	5,00	6,00	1,00	**192961**	**1,65**	0,50	0,03	0,00
	6,00	7,00	1,00	**192962**	**0,53**	0,50	0,05	0,01
	7,00	8,00	1,00	**192963**	0,26	0,30	0,03	0,00
	Total		**8,00**		**0,73 g/t Au / 6.0 m inc. 1,42 g/t Au;1,65 g/t Au/1,0 m**			

# Rainure	R-1		Orientation 186N Longueur Totale: 7.0 m					
	De	**A**	**Longueur**	**# échantillon**	**Au(g/t)**	**Ag(g/t)**	**Cu(%)**	**Zn(%)**
TR-AH-08-11	0,00	1,00	1,00	**192975**	0,04	0,25	0,01	0,00
	1,00	2,00	1,00	**192976**	0,04	0,25	0,01	0,00
	2,00	3,00	1,00	**192977**	0,01	0,25	0,00	0,00
	3,00	4,00	1,00	**192978**	0,08	0,70	0,06	0,01
	4,00	5,00	1,00	**192979**	0,31	1,30	0,08	0,35
	5,00	6,00	1,00	**192980**	0,16	0,40	0,04	0,03
	6,00	7,00	1,00	**192981**	**0,86**	0,50	0,02	0,02
	Total		**7,00**		**0,86 g/t Au / 1,0 m**			

ILLUSTRATIONS TABLES, FIGURES, APPENDICES AND MAPS

Available upon request at :
Virginia Mines Inc.
200-116 St-Pierre Street
Québec, QC G1K 4A7
Canada

(800) 476-1853
www.virginia.qc.ca
mines@virginia.qc.ca